Exhibit 99.34

Private & Confidential			Execution Copy

	Dated	August 6, 2020

ENTHUSIAST GAMING HOLDINGS INC.

And

BLUE ANT MEDIA SOLUTIONS INC.

SHARE PURCHASE AGREEMENT

Article 1 Interpretation		8

1.1	Definitions	8

1.2	Gender and Number	17

1.3	Certain Phrases and Calculation of Time	18

1.4	Headings, etc.	18

1.5	References to the Schedules and Exhibits	18

1.6	Currency	18

1.7	Knowledge	18

1.8	Accounting Terms	18

1.9	Statutory References	19

1.10	Governing Law	19

Article 2 Purchased Shares and Purchase Price		19

2.1	Purchase and Sale	19

2.2	Purchase Price	19

2.3	Payment of the Purchase Price	19

2.4	Adjustment of Purchase Price	20

2.5	PPP Escrow	21

2.6	Section 85 Election	22

Article 3 Representations and Warranties of the Seller		22

3.1	Incorporation and Corporate Power	22

3.2	Corporate Authorizations	22

3.3	No Conflict with Authorizations, Laws, etc	23

3.4	No Conflict with Material Contracts	23

3.5	Required Authorizations	23

3.6	Required Consents	24

3.7	Execution and Binding Obligation	24

3.8	Authorized and Issued Capital	24

3.9	Title to Purchased Shares	24

3.10	No Other Agreements to Purchase	25

3.11	Dividends and Other Distributions	25

3.12	Officers and Directors	25

3.13	Unanimous Shareholders Agreement	25

3.14	Corporate Records	25

3.15	Subsidiaries	25

3.16	Qualification	25

3.17	Conduct of Business in Ordinary Course	26

3.18	Compliance with Laws	27

3.19	Business Authorizations	27

3.20	Sufficiency of Assets	27

3.21	Title to the Assets	27

3.22	No Options, etc.	27

3.23	Owned Property	28

3.24	Leases and Leased Property	28

3.25	Environmental Matters	29

3.26	Material Contracts	29

3.27	No Breach of Material Contracts	30

3.28	Related Party Transactions	30

3.29	Intellectual Property	31

3.30	Accounts Receivable	33

3.31	Books and Records and Internal Financial Controls	33

3.32	Financial Statements and Internal Controls	34

3.33	No Undisclosed Liabilities	34

3.34	Bank Accounts and Powers of Attorney	34

3.35	Customers and Suppliers	35

3.36	Insurance	35

3.37	Litigation or Other Claims	35

3.38	Taxes	36

3.39	Employee Matters	38

3.40	Employee Benefit Plans	40

3.41	Information Technology Systems	42

3.42	Privacy Laws	43

3.43	No Brokers’ Fees, etc	43

3.44	Anti-Corruption	43

3.45	Lender Consent. The Corporation has obtained the Lender Consent	44

Article 4 Representations and Warranties of the Purchaser		44

4.1	Incorporation and Corporate Power	44

4.2	Corporate Authorization	44

4.3	No Conflict with Authorizations, Laws, etc	45

4.4	Required Purchaser Authorizations	45

4.5	Execution and Binding Obligation	45

4.6	Capitalization	45

4.7	Reporting Status and Securities Laws Matters	46

4.8	Listing	46

4.9	Public Filings	46

4.10	No Undisclosed Liabilities	46

4.11	Investment Canada Act	46

4.12	No Brokers’ Fees, etc	46

4.13	Representations to the Underwriters	47

4.14	Financing	47

Article 5 Covenants of the Parties		48

5.1	Access	48

5.2	Confidentiality	48

5.3	Conduct of Business Prior to Closing	48

5.4	Purchaser Conduct Prior to Closing	52

5.5	Actions to Satisfy Closing Conditions	52

5.6	Transfer of the Purchased Shares	53

5.7	Consents	53

5.8	Filings and Authorizations	53

5.9	Notice of Untrue Representation or Warranty	54

5.10	Exclusive Dealing	54

5.11	Books and Records	55

5.12	Financing	55

5.13	Filings	56

5.14	Non-Gaming Reorganization	56

5.15	Resignations	57

5.16	PPP Loan	57

5.17	Transitional Matters	57

Article 6 Closing		58

6.1	Date, Time and Place of Closing	58

6.2	Closing Procedures	58

6.3	Non-Merger	58

Article 7 Conditions of Closing		58

7.1	Conditions in Favour of the Purchaser	58

7.2	Conditions in Favour of the Seller	60

Article 8 Termination		62

8.1	Termination	62

8.2	Effect of Termination	63

Article 9 Indemnification and Remedies		63

9.1	Indemnification By the Seller: General Matters	63

9.2	Indemnification by the Seller: Tax Matters	64

9.3	Indemnification by the Purchaser	64

9.4	Indemnification Procedure: Third Party Claims	65

9.5	Special Procedure – Tax Matters	67

9.6	Interest and Payment	70

9.7	Expiry of Liability	71

9.8	Limitations on Liability	72

9.9	Procedures for Indemnification – Direct Claims	72

9.10	Agency for Non-Parties	73

9.11	Tax Treatment	73

Article 10 Notices		73

10.1	Notices	73

10.2	Entire Agreement	74

10.3	Amendments	74

10.4	Waiver	75

10.5	Severability	75

10.6	Assignments	75

10.7	Third Party Beneficiaries	75

10.8	Time of the Essence	75

10.9	Expenses	75

10.10	Further Assurances	76

10.11	Announcements	76

10.12	Counterparts	76

10.13	Language	76

SELLER DISCLOSURE LETTER

Section 1.1	Description of Assets
Section 1.7	Individuals With Knowledge
Section 2.4	Exceptions to IFRS
Section 3.3	Conflict with Authorizations, Laws
Section 3.4	Conflicts with Contracts
Section 3.5	Required Authorizations
Section 3.6	Required Consents
Section 3.8	Corporate Approvals
Section 3.12	Officers and Directors
Section 3.13	Unanimous Shareholders Agreement
Section 3.16	Qualification
Section 3.17	Ordinary Course Exceptions
Section 3.19	Business Authorizations
Section 3.20	Assets Not Situate at Acquired Properties
Section 3.21	Permitted Encumbrances
Section 3.24	Leases and Leased Properties
Section 3.26	Material Contracts
Section 3.27	Breaches of Material Contracts
Section 3.28	Related Party Transactions
Section 3.29	Intellectual Property Matters
Section 3.32	Financial Statements
Section 3.33	Liabilities
Section 3.34	Bank Accounts and Powers of Attorney
Section 3.35	Customers and Suppliers
Section 3.36	Insurance
Section 3.37	Litigation
Section 3.39	Employee Matters
Section 3.40	Employee Benefit Plans
Section 3.42	Privacy
Section 3.43	Brokers’ Fees
Section 7.1(g)(v)	Liens to be Discharged

PURCHASER DISCLOSURE LETTER

Section 1.7	Individuals With Knowledge
Section 4.3	Purchaser Conflicts with Authorizations, Laws
Section 4.4	Required Purchaser Authorizations
Section 4.6	Capitalization
Section 4.10	Liabilities

EXHIBITS

Exhibit 7.1(g)(v)	Form of Release
Exhibit 7.1(g)(vi)	Form of Non-Competition and Non-Solicitation Agreement
Exhibit 7.1(g)(vii)	Form of Lock-Up Agreement
Exhibit 7.2(f)(vi)	Form of Nomination Agreement
Exhibit 7.2(f)(vii)	Form of Promissory Note

THIS SHARE PURCHASE AGREEMENT is dated August 6, 2020 and made between:

(1)	ENTHUSIAST GAMING HOLDINGS INC., a corporation formed under the laws of the Province of British Columbia (the Purchaser); and

(2)	BLUE ANT MEDIA SOLUTIONS INC., a corporation formed under the laws of Canada (the Seller)

RECITALS:

(A)	The Seller is the registered and beneficial owner of all of the issued and outstanding shares in the capital of Omnia Media Inc., a corporation formed under the laws of Delaware (the Corporation); and

(B)	The Seller wishes to sell all of the issued and outstanding shares in the capital of the Corporation, and the Purchaser wishes to purchase such shares, on and subject to the terms and conditions set out in this Agreement; and

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Article 1
Interpretation

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and expressions have the following meanings:

Accounts Receivable means all accounts receivable, notes receivable, trade receivables, and other receivables of the Corporation determined as of the Closing Date in accordance with IFRS.

Acquired Properties means the Leased Properties.

Acquired Structures has the meaning specified in Section 3.23.

Acquisition Agreements means the Non-Competition and Non-Solicitation Agreement, the Nomination Agreement, the Lock-Up Agreement and the Promissory Note.

Affiliate of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes:

(a)	a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate;

(b)	an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or

Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management;

(c)	a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization; and

(d)	a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization;

(e)	and “control”, “controlled” and similar expressions have corresponding meanings.

Agreement means this share purchase agreement, the Seller Disclosure Letter and exhibits attached to it or otherwise forming part of it and the Purchaser Disclosure and exhibits attached to it or otherwise forming part of it, as the same may be amended, restated, replaced, supplemented or novated from time to time; and the words Article and Section followed by a number or letter mean and refer to the specified Article or Section of this share purchase agreement.

Anti-Corruption Laws has the meaning specified in Section 3.44.

Anti-SPAM Laws means An Act to Promote the Efficiency and Adaptability of the Canadian Economy by Regulating Certain Activities that Discourage Reliance on Electronic Means of Carrying out Commercial Activities, and to Amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada).

Assets means all property and assets of the Corporation of every nature and kind and wherever located including (a) all machinery, equipment, furniture, accessories and supplies of all kinds including those set out and described in Section 1.1 of the Seller Disclosure Letter, (b) all trucks, cars and other vehicles, (c) all Inventory (d) all Accounts Receivable, (e) the leasehold interest of the Corporation in and to the Leased Properties and the buildings, improvements and fixtures located thereon, (f) all IP Rights of the Corporation, (g) all Authorizations issued to the Corporation, (h) the Leases and all other Contracts to which the Corporation is a party, (i) the Books and Records, and (j) the Corporate Records.

Audited Financial Statements means the audited carve-out financial statements of the Corporation as at August 31, 2019, 2018 and 2017 including the notes thereto and the report of the Corporation’s auditors thereon, a true, correct and complete copy of which is attached as Section 3.32 of the Seller Disclosure Letter.

Authorization means, with respect to any Person, any order, permit, approval, consent, waiver, licence or other authorization issued, granted, given or authorized by, or made applicable under the authority of, any Governmental Authority having jurisdiction over the Person.

Benchmark Working Capital Amount means US$370,000.

Books and Records means all books of account, financial statements, tax records personnel records, historic documents relating to Employee Plans and Assets, sales and purchase records, cost and pricing information, customer and supplier lists and files, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, files, correspondence and other information of the Corporation (whether in written, electronic or other form) other than the Corporate Records.

Breaching Party has the meaning specified in Section 5.9(b).

Business means the business currently carried on by the Corporation consisting of the creation, distribution, and exploitation of owned and talent-produced gaming-related content, as well as the representation and management of the underlying talent.

Business Authorizations has the meaning specified in Section 3.19.

Business Day means any day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario.

Closing means the completion of the transaction of purchase and sale contemplated in this Agreement.

Closing Date means August 31, 2020, or such earlier or later date as the Parties may agree in writing.

Closing Period means the period between the close of business on the date of this Agreement and the Closing.

Code means the U.S. Internal Revenue Code of 1986, as amended.

Commercially Reasonable Efforts means the efforts that a reasonable and prudent person who desires to achieve a business result would use in similar circumstances to ensure that such result is achieved as expeditiously and as cost efficiently as possible in the context of a commercial transaction.

Competition Act means the Competition Act (Canada).

Confidentiality Agreement means the confidentiality agreement dated November 19, 2019 between the Seller and the Purchaser.

Consent means any consent, approval, waiver or other authorization required under a Contract.

Contracts means all agreements, arrangements, understandings, commitments and undertakings (whether written, electronic or oral), to which a Person is a party.

Corporate Records means the corporate records of the Corporation, including (a) all constating documents, articles and by-laws, (b) all minutes of meetings and resolutions of shareholders and directors, and (c) the share certificate books, securities register, register of transfers and register of directors.

Corporation has the meaning specified above in the Recitals.

CRA means the Canada Revenue Agency or its successor.

Damages has the meaning specified in Section 9.1.

Employee means any full-time or part-time employee of the Corporation including any such employee on disability (long-term or short-term), workers’ compensation, pregnancy or parental or other statutory or approved leave.

Employee Material Contracts has the meaning specified in Section 3.39(a).

Employee Plans has the meaning specified in Section 3.40(a).

Enthusiast Stock Options means issued and outstanding stock options of the Purchaser.

Enthusiast Warrants means issued and outstanding common share purchase warrants of the Purchaser.

Environmental Law means all Laws relating to environmental matters or occupational health and safety, including any Laws having as a purpose or effect the protection of the environment, the prevention or reduction to acceptable levels of pollution or the provision of remedies in respect of damage arising therefrom.

ERISA means the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder.

ERISA Affiliate means any Person that together with the Corporation or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

Escrow Agent means Computershare Trust Company, or such other escrow agent as acceptable to the Parties.

Escrow Release Event means the earlier of (i) the date on which the Seller has delivered notice to the Purchaser that the Seller, has paid, on behalf of the Corporation, the full amount owing under the PPP Loan and such PPP Loan is discharged in full or (ii) the date on which the Corporation has received the PPP Loan Forgiveness Statement.

Existing Talent means those persons under contract with the Corporation to provide “talent” services to the Business.

Financing means the bought deal offering of common shares of the Purchaser on the terms set forth in the Underwriting Agreement and announced concurrently with the announcement of the transaction contemplated by this Agreement.

Fundamental Warranties has the meaning specified in Section 9.7(c).

Governmental Authority means any (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission (including securities commissions, board, arbitrator, tribunal, bureau or agency, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any stock exchange, including the TSX, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or tax authority under or for the account of any of the above.

IFRS means international financial reporting standards generally accepted in Canada including those set out in the CPA Canada Handbook at the relevant time.

Indemnified Person has the meaning specified in Section 9.4(a).

Indemnifying Party has the meaning specified in Section 9.4(a).

Indemnity Representative means (a) where the Indemnified Person is the Purchaser or any Purchaser Indemnified Person, the Purchaser, or (b) where the Indemnified Person is the Seller or a Seller Indemnified Person, the Seller.

Information Technology Systems means all Software, hardware, databases, computer equipment, networks, interfaces, platforms, systems and other information technology assets that are used in and necessary for, and are material to, the conduct of the Business.

Interim Financial Statements means the unaudited condensed interim carve-out balance sheet of the Corporation dated May 31, 2020 and the accompanying unaudited condensed interim carve-out statements of income and cash flow for the 3-month and 9-month periods ended on May 31, 2020, together with all notes in respect thereof, a true, correct and complete copy of which is attached as Section 3.32 of the Seller Disclosure Letter.

Investment Canada Act means the Investment Canada Act (Canada).

IP Rights means (a) all patents, utility models, patent applications, patent disclosures and inventions, including utility and design patents and industrial designs (whether or not patentable and whether or not reduced to practice), and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof, (b) all trade-marks, service marks, trade dress, trade names, logos, slogans, domain names and corporate names, whether registered or existing at common law, (c) all domain names, uniform resource locators, World Wide Web addresses and any other Internet addresses or social media accounts, profiles, identities and user names, (d) all registered and unregistered statutory and common law copyrights, works of authorship, derivative works, and software in source code and object code form, which are fixed in any medium of expression, and all rights corresponding thereto, including moral and economic rights of authors and inventors, (e) all registrations, applications and renewals for any of the foregoing, (f) all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques, and (g) publicity rights, database rights and any other proprietary, intellectual or industrial property rights of any kind or nature, owned, licensed, controlled or used by a Person, in any and all relevant jurisdictions in the world.

IRS means the United States Internal Revenue Service or any successor agency.

Laws means any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority, and (c) policies, guidelines and protocols.

Leased Properties means the lands and premises set out and described in Section 3.24 of the Seller Disclosure Letter by reference to their municipal address and proper legal description.

Leased Structures has the meaning specified in Section 3.24(b).

Leases means the leases and offers to lease in respect of the Leased Properties set out and described in Section 3.24 of the Seller Disclosure Letter.

Lender Consent means the consent under the Credit Agreement between Blue Ant Media and Bank of Montreal and The Toronto-Dominion Bank as lenders and Bank of Montreal as administrative agent to the transactions contemplated in this Agreement.

License Agreements has the meaning specified in Section 3.29(i).

Licensed IP has the meaning specified in Section 3.29(a)(ii).

Lien means (a) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement, imperfections of title or encroachments relating to real property and (b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

Lock-Up Agreement means the lock-up agreement to be entered into on or prior to Closing between the Purchaser and Seller, substantially in the form set out in Exhibit 7.1(g)(vii);

Material Adverse Effect means any effects or changes that, when considered individually or in the aggregate, are materially adverse to: (a) the business, condition (financial or otherwise) or results of operations of the Corporation or (b) the ability of the Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided that “Material Adverse Effect” shall not include any effects or changes, directly or indirectly, arising out of or attributable to: (A) general economic or political conditions; (B) conditions generally affecting the industries in which the Corporation operates; (C) any changes in financial or securities markets in general; (D) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (E) general outbreaks of illness (including the COVID-19 pandemic); (F) any action required or permitted by this Agreement; (G) any changes in applicable Laws or accounting rules or principles, including IFRS; or (H) the public announcement, pendency or completion of the transactions contemplated by this Agreement; provided that, in the case of (A), (B), (C), (D), (E) and (G), such effect or change does not impact the business, financial condition or result of operations of the Corporation disproportionately relative to other companies operating in the same industry as the Corporation.

Material Contracts has the meaning specified in Section 3.25.

Multiemployer Plan means any “multiemployer plan” as defined in Section 3(37) of ERISA.

Nomination Agreement means the nomination agreement to be entered into on or prior to Closing by the Purchaser with the Seller, substantially in the form set out in Exhibit 7.2(f)(vi).

Non-Competition and Non-Solicitation Agreement the non-competition and non-solicitation agreement to be entered into on or prior to Closing by the Seller with the Purchaser, substantially in the form set out in Exhibit 7.1(g)(vi).

Non-Gaming Assets means the assets of the Corporation not related to, or used in connection with, the Business.

Non-Gaming Reorganization means the transfer, both before and following the date hereof (including following Closing), by the Corporation to an Affiliate of the Seller of the Non-Gaming Assets, including any and all debt or liabilities related thereto, and all related employee transfers or terminations and other matters related thereto.

Ordinary Course means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person or its business, as the case may be, and is taken in the ordinary course of the normal day-to-day operations of the Person or its business.

Open Source Software means any software for which the original source code is made freely available and may be redistributed and modified, including software meeting the Open Source Definition of the Open Source Initiative (opensource.org) or software that is subject to the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), the Apache License (ASL), any “copyleft” license or any other license, that requires as a condition of use, modification or distribution of such software that such software or other software combined or distributed with it be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, or (c) redistributable at no charge.

Outside Date means October 30, 2020.

Owned IP has the meaning specified in Section 3.29(a)(i).

Parties means the Seller, the Purchaser and any other Person who may become a party to this Agreement in accordance with the terms hereof.

Permitted Encumbrances means (a) Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due or delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, in each case, adequate reserves for which are recorded on the Books and Records, (b) easements, servitudes, encroachments and other minor imperfections of title which do not, individually or in the aggregate, detract from the value of or impair the use or marketability of any real property, (c) undetermined or inchoate Liens arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been given in accordance with applicable Laws, and (d) Liens set out and described in Section 3.21 of the Seller Disclosure Letter but only to the extent such Liens conform to their description in such Seller Disclosure Letter.

Person means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

Personal Information means any information about an identifiable individual, but does not include business contact information when collected, used or disclosed for the purposes of contacting an individual in that individual’s capacity as an employee or an official of an organization and for no other purpose.

PPP Amount means US$989,700.

PPP Loan means the paycheck protection program loan in the amount of the PPP Amount from BMO Harris Bank received by the Corporation in connection with the U.S. Small Business Administration COVID paycheck protection program.

PPP Loan Forgiveness Statement means an official written statement from the U.S. Small Business Administration or BMO Harris Bank addressed to the Corporation and confirming forgiveness, in whole or in part, of the PPP Loan.

Pre-Closing Tax Period means any Tax period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date (as determined in accordance with Section 9.5(e)).

Privacy Laws means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (B.C.), the Personal Information Protection Act (Alberta), an Act respecting the Protection of Personal Information in the Private Sector (Quebec), General Data Protection Regulation (EU) 2016/679, and any similar Federal, Provincial or foreign Laws governing the protection of Personal Information.

Promissory Note the promissory note substantially in the form set out in Exhibit 7.2(f)(vii).

Purchase Price has the meaning specified in Section 2.2.

Purchased Shares means all of the issued and outstanding shares in the capital of the Corporation.

Purchaser has the meaning specified above the Recitals.

Purchaser Disclosure Letter means the disclosure letter delivered by the Purchaser to the Seller dated as of the date of this Agreement.

Purchaser Indemnified Persons has the meaning specified in Section 9.1.

Purchaser MAE has the meaning specified in Section 7.2(h).

Reference Date means May 31, 2020.

Required Consents and Authorizations means those Consents and Authorizations set out and described in Section 7.1(c) of the Seller Disclosure Letter.

Authorities means the securities commission or other securities regulatory authority of each province and territory of Canada.

Seller has the meaning specified above the Recitals.

Seller Disclosure Letter means the disclosure letter delivered by the Seller to the Purchaser dated as of the date of this Agreement.

Seller Indemnified Persons has the meaning specified in Section 9.3.

Software means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

Seller Prepared Tax Returns has the meaning specified in Section 9.5(a).

Straddle Period means any Tax period that includes the Closing Date.

Straddle Period Tax Returns has the meaning specified in Section 9.5(h).

Stock Exchange Approval means the conditional approval of the TSX to list the Purchased Shares to be issued pursuant to the Arrangement, subject only to the customary conditions to be satisfied in connection with the transaction contemplated hereby.

Subsidiary means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For these purposes, a Person or Persons are deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons are allocated a majority of partnership, association or other business entity gains or losses or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

Tax Act means the Income Tax Act (Canada).

Tax Assessment has the meaning specified in Section 9.5(a).

Tax Authority means the IRS and any other Governmental Authority having authority for the assessment, collection, enforcement, imposition and/or determination of any Tax and their respective successors, if any.

Tax Indemnified Persons has the meaning specified in Section 9.2.

Tax Liabilities means all liabilities and obligations of the Corporation for Taxes not otherwise accounted and adjusted for in the Final Working Capital Statement together with all costs and expenses relating thereto (including professional fees and expenses).

Tax Proceeding has the meaning specified in Section 9.5(b).

Tax Returns means all returns, claims for refunds, information returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or are required to be prepared or filed in respect of Taxes.

Taxes includes any and all taxes, duties, assessments, imposts, fees, duties, withholdings, levies and other charges of any nature imposed, administered, assessed, collected or enforced by any Tax Authority and includes all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, estimated, escheat, abandoned or unclaimed property, withholding, business, property, occupancy, payroll, employment, health, social services, education, Social Security, Medicare, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, and all other taxes and similar governmental charges of any kind.

Terminating Party has the meaning specified in Section 5.9(b).

Termination Notice has the meaning specified in Section 5.9(b).

Third Party Claim has the meaning specified in Section 9.4(a).

Third Party Software has the meaning specified in Section 3.41.

TSX means the Toronto Stock Exchange.

Transaction Documents means the Acquisition Agreements and all other agreements, certificates and other instruments or documents delivered or given pursuant to this Agreement.

Transaction Personal Information means Personal Information in the possession, custody or control of the Seller or the Corporation on the Closing Date, including Personal Information about the Employees, contractors, suppliers, customers, directors, officers or shareholders that is or will be (a) disclosed to the Purchaser prior to the Closing Date by the Seller or the Corporation or otherwise, or (b) collected by the Purchaser prior to the Closing Date from the Seller or the Corporation or otherwise, in either case in connection with the transactions contemplated by the Agreement.

Underwriting Agreement means (i) the “bought deal letter” entered into in connection with the financing until an “underwriting agreement” is entered into in connection with the Financing and (ii) thereafter, such underwriting agreement.

WARN Act means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

1.2	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith,

(a)	words in the singular number include the plural and are to be construed as if the plural had been used and vice versa, and

(b)	words importing the use of any gender include all genders where the context or party referred to so requires, and the rest of the sentence is to be construed as if the necessary grammatical changes had been made.

1.3	Certain Phrases and Calculation of Time

(a)	In this Agreement (i) the words “including” and “includes” mean “including (or includes) without limitation”; and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(b)	When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

1.4	Headings, etc.

The inclusion of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.5	References to the Schedules and Exhibits

The Seller Disclosure Letter and Purchaser Disclosure Letter and the exhibits thereto form an integral part of this Agreement.

1.6	Currency

All monetary amounts in this Agreement, unless otherwise specified, are stated in Canadian currency.

1.7	Knowledge

(a)	Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of the Seller, it is deemed to refer to the knowledge of those persons listed in Section 1.7 of the Seller Disclosure Letter, after reasonable inquiry.

(b)	Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of the Purchaser, it is deemed to refer to the knowledge of those persons listed in Section 1.7 of the Purchaser Disclosure Letter, after reasonable inquiry.

1.8	Accounting Terms

All accounting and financial terms and references not defined in this Agreement are to be interpreted in accordance with IFRS.

1.9	Statutory References

Unless otherwise specifically indicated, any reference to a statute in this Agreement refers to that statute and the regulations and ministerial orders made under that statute as the same may, from time to time, be amended, re-enacted or replaced.

1.10	Governing Law

(a)	This Agreement is governed by and is to be interpreted, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to conflict of law principles.

(b)	Subject to the dispute resolution provisions of this Agreement, each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario in any action or proceeding arising out of or relating to this Agreement. Each of the Parties waives objection to the venue of any action or proceeding in such court or any argument that such court provides an inconvenient forum.

Article 2

Purchased Shares and Purchase Price

2.1	Purchase and Sale

Subject to the terms and conditions of this Agreement, the Seller covenants and agrees to sell, assign, transfer and deliver free and clear of all Liens to the Purchaser and the Purchaser covenants and agrees to purchase and acquire from the Seller on the Closing Date, the Purchased Shares.

2.2	Purchase Price

The purchase price (the Purchase Price) payable by the Purchaser to the Seller for the Purchased Shares shall be an amount equal to (i) sixteen million seven hundred and fifty thousand Dollars ($16,750,000) and (ii) the issuance of the Share Consideration (as defined below), all subject to adjustment in accordance Section 2.4.

2.3	Payment of the Purchase Price

(a)	At the Closing, the Purchaser shall pay the Purchase Price as follows:

(i)	as to $9,100,000, by wire transfer of immediately available funds to or to the order of the Seller (the Cash Consideration);

(ii)	as to an amount equal to $1,400,000 (the PPP Escrow, being the Canadian dollar equivalent of the PPP Amount), in accordance with Section 2.5;

(iii)	as to $500,000 (the WC Holdback), in accordance with Section 2.4(f);

(iv)	as to $5,750,000, by the issuance of a promissory note in the form set out in Exhibit 2.3(a)(ii) (the Promissory Note); and

(v)	18,250,000 common shares in the capital of the Purchaser (the Share Consideration).

2.4	Adjustment of Purchase Price

(a)	Within 90 days following the Closing Date, the Purchaser shall prepare and deliver to the Seller a draft statement of working capital (the Draft Working Capital Statement) of the Corporation prepared as of the close of business on the Closing Date which Draft Working Capital Statement shall describe each class of current assets and current liabilities forming part of the calculation on a line-by-line basis and calculate the estimated working capital as of the Closing Date in accordance with the sample calculation set out in Section 2.4(f) of the Seller Disclosure Letter.

(b)	The Purchaser shall provide the Seller access, upon every reasonable request, to all its work papers, the books and records of the Corporation in its possession and the appropriate personnel to verify matters relating to the Draft Working Capital Statement. Within 30 days following receipt of the Draft Working Capital Statement, the Seller shall notify the Purchaser in writing if it has any objections. The notice of objection must contain a description of the basis of each objection and each amount in dispute. The Seller is deemed to have accepted the Draft Working Capital Statement as the final working capital statement if it does not deliver a notice of objection containing the required information within the specified period of 30 days.

(c)	If the Seller delivers a notice of objection, the Parties shall work expeditiously and in good faith in an attempt to resolve matters within a further period of 15 days after delivery of the notice of objection. If the Parties fail to reach a resolution, the dispute will be submitted to Ernst & Young LLP or, if such firm is unable to act, the parties, shall apply to a court with competent authority to appoint an independent accounting firm. The decision of the accounting firm will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. The accounting firm is deemed to be acting as an expert and not as an arbitrator.

(d)	If an accounting firm is retained to resolve a dispute, the Seller and the Purchaser shall each bear their own costs in presenting their respective cases to the firm and all other cost and expenses shall be paid by the Purchaser, on the one hand, and by the Seller, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Purchaser or Seller, respectively, bears to the aggregate amount actually contested by the Purchaser or the Seller.

(e)	The statement of working capital (the Final Working Capital Statement) upon becoming final in accordance with Section 2.4(b) or Section 2.4(c), as the case may be, shall be binding upon the Parties and will not be subject to appeal, absent manifest error.

(f)	The Purchase Price will be increased or decreased, as the case may be, dollar-for-dollar, to the extent that the working capital of the Corporation as determined from the Final Working Capital Statement is more or less than the Benchmark Working Capital Amount. If there is a decrease in the Purchase Price, either (i) the Purchaser shall pay by wire transfer at the same time it delivers the Final Working Capital Statement the amount, if any, by which the amount of the WC Holdback exceeds the amount of such decrease and the Purchaser shall retain the balance of the WC Holdback or (ii) if the decrease in the Purchase Price exceeds the WC Holdback, the Seller shall pay the Purchaser within two Business Days after receipt by it of the Final Working Capital Statement the amount by which the decrease in the Purchase Price exceeds the WC Holdback and the Purchaser shall retain the full amount of the WC Holdback. If there is an increase in the Purchase Price, the Purchaser shall pay the amount of the increase plus the WC Holdback to the Seller by wire transfer within two Business Days after receipt by it of the Final Working Capital Statement.

(g)	The determination and adjustment of the Purchase Price in accordance with the provisions of this Section 2.4 do not limit or affect any other rights or causes of action which either the Purchaser or the Seller may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

2.5	PPP Escrow

(a)	On the Closing Date the Seller shall deposit the PPP Escrow with the Escrow Agent pursuant to an escrow agreement to be entered into on the Closing Date in form and substance satisfactory to the Seller and the Purchaser, each acting reasonably, unless the PPP Loan Forgiveness Statement is received by the Corporation prior to the Closing Date. The Escrow Agent shall immediately convert the PPP Escrow in to United States Dollars (the Escrowed Funds).

(b)	If an Escrow Release Event described in clause (i) of the definition of Escrow Release Event occurs by the earlier of (i) April 20, 2022 or (ii) such date that the PPP Loan is called for repayment (the Escrow Release Date), then the Escrow Agent shall pay by wire transfer of immediately available funds the Escrowed Funds to the Seller within 5 Business days of receiving notice that such Escrow Release Event has so occurred and pay to the Seller any interest accrued on the Escrowed Funds.

(c)	If an Escrow Release Event described in clause (ii) of the definition of Escrow Release Event occurs by the Escrow Release Date, then the Escrow Agent shall pay by wire transfer of immediately available funds the amount (plus all interest accrued on such amount), if any, by which (i) the amount of the Escrowed Funds exceeds (ii) the difference between (y) the amount outstanding on the PPP Loan (including all interest, fines penalties, charges, surcharges and other amounts owing in connection therewith) on or after maturity less (z) the amount forgiven under the PPP Loan, to the Seller within 5 Business days of receiving notice that such Escrow Release Event has so occurred and shall deliver the remaining amount (plus all interest accrued on such amount) of Escrowed Funds (if any) to the Purchaser by wire transfer of immediately available funds.

(d)	If an Escrow Release Event does occur by the Escrow Release Date, the Purchase Price shall be reduced by the PPP Escrow and the Escrowed Funds, together with all interest accrued on the Escrowed Funds, shall be released to the Purchaser and the Purchaser shall have full and exclusive benefit thereto. The receipt by the Purchaser of the Escrowed Funds shall be the sole and exclusive remedy of the Purchaser, the Corporation and their respective former, current or future security holders, financing sources, agents, managers, directors, officers or affiliates (in respect of any matter relating to the PPP Loan), and following receipt of the Escrowed Funds, neither the Purchaser nor any such other Persons will be entitled to bring or maintain any claim, action or proceeding against Seller or any of its security holders, financing sources, managers, agents, directors, officers or affiliates arising out of or in connection with the PPP Loan, whether under this Agreement or otherwise.

(e)	The Seller shall use Commercial Reasonably Efforts to take, or cause to be taken, all actions within its control and to do, or cause to be done, all things within its control necessary, proper or reasonably advisable to obtain the PPP Loan Forgiveness Statement prior to the Closing Date and, failing that, by the Escrow Release Date.

2.6	Section 85 Election

The Purchaser agrees to make a joint tax election with the Seller pursuant to subsection 85(1) of the Tax Act, within the time limits prescribed in subsections 85(6) or 86(7) thereof, at an elected amount for the Purchased Shares determined by the Seller, provided that the elected amount for the Purchased Shares shall not be less than the greater of (i) the fair market value of all non-share consideration paid to the Seller by the Purchaser pursuant to this Agreement, and (ii) the cost amount to the Seller of the Purchased Shares. The Seller agrees that compliance with the requirements of the Tax Act to ensure the validity of the joint tax election on a timely basis will be the sole responsibility of the Seller and, other than agreeing upon the elected amount and executing the joint tax election form, the Purchaser will not be responsible for the proper or accurate completion of the joint tax election form, verifying the accuracy of the information contained in the joint tax election form nor the filing of the joint tax election.

Article 3

Representations and Warranties of the Seller

The Seller represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the representations and warranties in entering into this Agreement and purchasing the Purchased Shares.

3.1	Incorporation and Corporate Power

(a)	The Seller is a corporation incorporated, organized and existing under the laws of Canada.

(b)	The Corporation is a corporation incorporated, organized and existing under the laws of Delaware.

(c)	Each of the Corporation and the Seller has the corporate power and authority to own and operate its property and assets, carry on its business and enter into and perform its obligations under each of the Acquisition Agreements to which it is a party and, in the case of the Seller, to perform its obligations under this Agreement.

3.2	Corporate Authorizations

The execution, delivery and performance by the Seller or the Corporation, as the case may be, of this Agreement (in the case of the Seller) and each of the Acquisition Agreements to which it is a party:

(a)	have been duly authorized by all necessary corporate action on the part of the Seller or the Corporation, as the case may be; and

(b)	do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

3.3	No Conflict with Authorizations, Laws, etc.

Except as set out in Section 3.3 of the Seller Disclosure Letter, the execution, delivery and performance by the Seller or the Corporation, as the case may be, of this Agreement (in the case of the Seller) and each of the Acquisition Agreements to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)	result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Seller or the Corporation or necessary to the ownership of the Purchased Shares, the use of the Assets or the operation of the Business;

(b)	result in or require the creation of any Lien upon any of the Purchased Shares or any Assets;

(c)	result in a breach or a violation of, or conflict with, any judgement, order or decree of any Governmental Authority; or

(d)	result in a breach or a violation of, or conflict with, any Law applicable to the Seller or the Corporation.

3.4	No Conflict with Material Contracts

Except as set out in Section 3.4 of the Seller Disclosure Letter, the execution, delivery and performance by the Seller or the Corporation, as the case may be, of this Agreement (in the case of the Seller) and each of the Acquisition Agreements to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)	result in a breach or a violation of, or conflict with, any Material Contract; or

(b)	result in or give any Person the right to seek, or to cause:

(i)	the termination, cancellation, amendment or renegotiation of any Material Contract;

(ii)	the acceleration of any debt or other obligation of the Corporation under a Material Contract; or

(iii)	the forfeiture or other loss, in whole or in part, of any benefit under any Material Contract which would otherwise accrue to the Corporation.

3.5	Required Authorizations

There is no requirement for the Seller or the Corporation to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or in connection with, or as a condition to the lawful completion of, the transactions contemplated by this Agreement or any of the Acquisition Agreements, except for the filings, notifications and Authorizations set out in Section 3.5 of the Seller Disclosure Letter.

3.6	Required Consents

There is no requirement for the Seller or the Corporation to make any filing with, give any notice to, or obtain any Consent of, any Person who is a party to a Contract binding on or affecting the Seller or the Corporation as a result of, or in connection with, or as a condition to the lawful completion of, the transactions contemplated by this Agreement or any of the Acquisition Agreements to which it is a party except for the (i) filings, notifications and Consents set out in Section 3.6 of the Seller Disclosure Letter and (ii) other than in connection with Material Contracts, where the failure to make such filings, give such notices or obtain such Consents, would not likely result in a Material Adverse Effect.

3.7	Execution and Binding Obligation

This Agreement (in the case of the Seller) and each of the Acquisition Agreements to which the Seller or the Corporation is a party have been (or will be) duly executed and delivered by the Seller or the Corporation, as the case may be, and constitute (or will constitute upon such execution) legal, valid and binding obligations of the Corporation or the Seller, as the case may be, enforceable against it in accordance with their respective terms.

3.8	Authorized and Issued Capital

(a)	The authorized capital of the Corporation consists of (i) 4,081,633 shares of Common Stock, $0.001 par value per share (Common Stock) and (ii) 2,081,633 shares of Preferred Stock, $0.001 par value per share (Preferred Stock), of which 1,685,111 shares of Common Stock and 2,081,633 Series A Preferred Stock have been duly issued and are outstanding as fully paid and non-assessable. The Purchased Shares represent all of the issued and outstanding securities in the capital of the Corporation. All of the Purchased Shares have been issued in compliance with all applicable Laws (including securities Laws). No Person has any written or oral agreement, option, warrant, understanding or commitment or any right or privilege (whether by law, contractual or otherwise) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of the Corporation.

(b)	Except as set out in Section 3.8 of the Seller Disclosure Letter, no resolution or consent of the directors or shareholders of the Corporation is required to authorize or approve the transfer of the Purchased Shares to the Purchaser or any of the other transactions contemplated in this Agreement or any of the Acquisition Agreements.

3.9	Title to Purchased Shares

The Purchased Shares are owned by the Seller as the registered and beneficial owner thereof with good and valid title thereto, free and clear of all Liens including pre-emptive rights, rights of first refusal or “put” or “call” rights created by statue, the Corporation’s articles or otherwise. Upon completion of the transactions contemplated by this Agreement, the Purchaser will have legal and beneficial and good and valid title to each of the Purchased Shares, free and clear of all Liens.

3.10	No Other Agreements to Purchase

Except for the Purchaser’s rights under this Agreement, no Person has any written or oral agreement, option, warrant, understanding or commitment or any right or privilege (whether by law, contractual or otherwise) capable of becoming such for:

(a)	the purchase or acquisition from the Seller of any of the Purchased Shares; or

(b)	the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of the Corporation.

3.11	Dividends and Other Distributions

Since the Reference Date, the Corporation has not declared or paid any dividends or declared or made any other distribution on any of its shares or other securities and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or other securities or agreed to do any of the foregoing.

3.12	Officers and Directors

A true and complete list of all of the directors and officers of the Corporation as at the date of this Agreement is set out in Section 3.12 of the Seller Disclosure Letter.

3.13	Unanimous Shareholders Agreement

Except as set out in Section 3.13 of the Seller Disclosure Letter, the Corporation is not a party to, subject to, or affected by, any unanimous shareholders agreement or declaration. There are no shareholder agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation.

3.14	Corporate Records

The Corporate Records are complete and accurate in all material respects and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in material compliance with all applicable Laws and with the articles and by-laws of the Corporation.

3.15	Subsidiaries

Other than Blue Ant Commissioning USA LLC and Blue Ant Studios USA LLC, each of which will be transferred to an Affiliate of the Seller prior to the Closing Date as part of the Non-Gaming Reorganization, as of the Closing Date, the Corporation will have no Subsidiaries and will hold no securities or other ownership, equity or proprietary interests in any other Person.

3.16	Qualification

The Corporation is qualified, licensed or registered to carry on business in the jurisdictions set out in Section 3.16 of the Seller Disclosure Letter. The jurisdictions set out in Section 3.16 of the Seller Disclosure Letter include all jurisdictions in which:

(a)	the nature of the Assets or the Business makes such qualification necessary;

(b)	the Corporation owns or leases any property or assets; or

(c)	the Corporation conducts any business,

except, in each case, as would not have a Material Adverse Effect.

3.17	Conduct of Business in Ordinary Course

Except as set out in Section 3.17 of the Seller Disclosure Letter, since the Reference Date, the Business has been carried on in the Ordinary Course. Without limiting the generality of the foregoing, except in connection with the Non-Gaming Reorganization, the Corporation has not:

(a)	sold, transferred or otherwise disposed of any Assets except;

(b)	assets which, individually or in the aggregate, do not exceed $100,000 in book value. issued or sold any shares, bonds or other securities of the Corporation;

(c)	made any capital expenditures which individually or in the aggregate exceeded $100,000;

(d)	paid any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, exceeded $100,000;

(e)	increased its indebtedness for borrowed money or made any loan or advance to any Person, or assumed, guaranteed or otherwise became liable with respect to the obligation of any Person;

(f)	cancelled any debts or claims owed to it or amended, terminated or waived any rights of value to the Corporation;

(g)	made any bonus or profit sharing distribution or similar payment of any kind other than required by the Employee Plans and the Employee Material Contracts;

(h)	made any payment to an officer, director or former director other than at the regular rates payable by way of salary or other remuneration or for the reimbursement of expenses incurred in the Ordinary Course;

(i)	removed or appointed any auditor or director or terminated or hired any officer or other senior Person;

(j)	made any change in the compensation paid or payable to any officer or director of the Corporation or granted any general increase in the rate of wages, salaries, bonuses or other remuneration of any Employees;

(k)	other than required by the Employee Plans and the Employee Material Contracts, or as otherwise required by any applicable Laws;

(l)	written down the value of any assets owned or used by the Corporation, including inventory and capital lease assets, except on account of normal depreciation and amortization;

(m)	increased its reserves for contingent liabilities;

(n)	settled any material litigation;

(o)	amended its organizational documents or structure; or

(p)	authorized, agreed or otherwise committed, whether or not in writing, to do any of the foregoing.

3.18	Compliance with Laws

The Corporation is conducting and has conducted in the last 2 years the Business in compliance with all applicable Laws in all material respects.

3.19	Business Authorizations

The Corporation owns, possesses or lawfully uses in the operation of the Business, all material Authorizations which are necessary for it to conduct the Business or for the ownership and use of the Assets and the other property and assets used by the Corporation (including the Leased Properties). All such material Authorizations are set out in Section 3.19 of the Seller Disclosure Letter (the Business Authorizations). Each Business Authorization is valid, subsisting and in good standing, the Corporation is not in default or breach of any Business Authorization and no proceedings are pending or, to the knowledge of the Seller, threatened to revoke or limit any Business Authorization. All Business Authorizations are renewable by their terms or in the Ordinary Course without the need for the Corporation to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. Neither the Seller nor any Affiliate of the Seller owns or has any proprietary, financial or other interests (direct or indirect) in any Business Authorization.

3.20	Sufficiency of Assets

The Business is the only business operation carried on by the Corporation and the Assets (other than the Non-Gaming Assets) are sufficient for the continued conduct after the Closing of the Business substantially in the same manner as it was conducted prior to Closing. With the exception of inventory in transit and the property and assets set out in Section 3.20 of the Seller Disclosure Letter, all of the Assets (other than the Non-Gamming Assets) and any other property or assets used by the Corporation are situate at the Acquired Properties.

3.21	Title to the Assets

The Corporation has good and marketable title to all of the properties and assets (whether real, personal or mixed and whether tangible or intangible) that it purports to own including all the properties and assets reflected as being owned by the Corporation on the balance sheet forming part of the Audited Financial Statements and Interim Financial Statements. The Corporation has legal and beneficial ownership of the Assets free and clear of all Liens other than Permitted Encumbrances. No other Person owns any assets which are being used in the Business except for the Leased Properties and personal or moveable property leased to the Corporation pursuant to the Material Contracts.

3.22	No Options, etc.

No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by law, contractual or otherwise) capable of becoming such for the purchase or other acquisition from the Corporation of any of the Assets other than pursuant to purchase orders for inventory sold in the Ordinary Course.

3.23	Owned Property

The Corporation is not the owner of, or subject to any agreement or option to own, any real property or any interest in any real property, other than the Corporation’s interest in the Leased Properties.

3.24	Leases and Leased Property

(a)	The Corporation is not a party to, or under any agreement to become a party to, any real property lease other than the Leases, true, correct and complete copies of which have been provided to the Purchaser. Each Lease is in good standing, creates a good and valid leasehold estate in favour of the Corporation in the Leased Properties thereby demised and is in full force and effect without amendment, except as set out in Section 3.24 of the Seller Disclosure Letter. With respect to each Lease where the Corporation is tenant:

(i)	the Lease (or a notice in respect of the Lease) has been properly registered in the appropriate land registry office;

(ii)	all rents and additional rents have been paid;

(iii)	no waiver or postponement of the Corporation’s obligations has been granted by the lessor;

(iv)	there exists no event of default or event, occurrence, condition or act (including the purchase of the Purchased Shares) which, with the giving of notice, the passage of time or the happening of any other event or circumstance, would become a default under the Lease or give rise to a right of amendment, cancellation or termination of the Lease or restrict the ability of the Corporation to exercise any of its rights as lessee thereunder, including any rights of renewal or first rights of refusal contained therein; and

(v)	to the knowledge of the Seller, all of the covenants to be performed by any party (other than the Corporation) under the Lease have been fully performed.

(b)	Section 3.24 of the Seller Disclosure Letter contains a list of all of the Leases setting out, in respect of each Lease, the identity of the lessor and the tenant, a description of the leased premises (by municipal address and proper legal description), the term of the Lease, the rental payments under the Lease (specifying any breakdown of base rent and additional rents), any rights of renewal and the term thereof, and any restrictions on assignment or change of control. All of the Leased Properties and the buildings, improvements and fixtures thereon (including fences, if any) (collectively, the Leased Structures) are adequate and suitable in all material respects for the purpose for which they are presently being used by the Corporation. All of the Leased Structures were constructed in all material respects in accordance with all applicable Laws and the Corporation has adequate rights of ingress and egress to, from and over the Leased Properties for the operation of the Business in the Ordinary Course. All of the Leased Properties and the Leased Structures are free from structural or material defects (latent or otherwise) and none of the Leased Properties nor any Leased Structures are currently under construction or renovation or under any commitments in respect thereof. None of the Leased Properties nor any of the Leased Structures, nor their use, operation or maintenance for the purpose of carrying on the Business, violate any restrictive covenant or any provision of any applicable Law in any material respect. No condemnation, rezoning, dedication or expropriation proceeding is pending or, to the knowledge of the Seller, threatened against any of the Leased Properties or the Leased Structures and to the knowledge of the Seller, there is no plan, study, notice of intent or pending by-law which, if implemented, would change the zoning of any of the Leased Properties or adversely affect the ability of the Corporation to carry on the Business in the Ordinary Course. There are no outstanding work orders from or required by any municipality, police department, fire department, sanitation department, health or safety department or other Governmental Authorities and there are no matters under discussion with or by the Corporation relating to work orders on or in respect of the Leased Properties or the Leased Structures.

3.25	Environmental Matters

(a)	The Corporation has, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws.

(b)	The Corporation has not received any order, request or written notice from any Person either alleging a material violation of any Environmental Law or requiring that the Corporation carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Authority with respect to or pursuant to Environmental Laws.

3.26	Material Contracts

Except for the Contracts set out in Section 3.26 of the Seller Disclosure Letter (the Material Contracts), the Leases, the Employee Material Contracts, the Employee Plans and the License Agreements, the Corporation is not a party to or bound by any Contract material to the Corporation, the Business or the Assets including:

(a)	any distributor, sales or advertising Contract;

(b)	any Contract for the purchase or sale of materials, supplies, equipment or services (i) involving, in the case of any such Contract, the payment by the Corporation of more than $100,000 in aggregate in any 12-month period, or (ii) which contains minimum purchase commitments or requirements or other terms that restrict or limit the purchasing or selling ability of the Corporation;

(c)	any Contract that expires, or may be renewed at the option of a Person other than the Corporation so as to expire, more than one year after the date of this Agreement;

(d)	any promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging or swap arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS;

(e)	any Contract for capital expenditures in excess of $100,000 in the aggregate;

(f)	any Contract limiting the freedom of the Corporation to engage in any line of business, compete with any Person, or operate its assets at maximum production capacity or otherwise materially restricting its ability to carry on the Business;

(g)	any Contract with an Affiliate of the Corporation or any other Person with whom the Corporation or the Seller does not deal at arm’s length;

(h)	any agreement of guarantee, support, indemnification or assumption or any similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(i)	any partnership, joint venture, or other similar Contract, any Contract involving a sharing of profits with any Person or any Contract relating to the acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise);

(j)	any Contract relating to grants or other forms of assistance received by the Corporation from any Governmental Authority; or

(k)	any Contract material to the Business or any of the Assets or any Contract made outside of the Ordinary Course.

True, correct and complete copies of all Material Contracts have been provided to the Purchaser.

3.27	No Breach of Material Contracts

The Corporation has performed all of the obligations required to be performed by it and is entitled to all benefits under, and, to the knowledge of the Seller, is not alleged to be in default or breach of, any Material Contract. Each of the Material Contracts is in full force and effect, unamended, no party is in breach of any of its covenants thereunder and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a breach of, or a default or event of default under, any Material Contract.

3.28	Related Party Transactions

Except as set out in Section 3.28 of the Seller Disclosure Letter, all Contracts binding upon or affecting the Corporation have been entered into on an arm’s-length basis. Any amounts due and payable by the Corporation to any Affiliate of the Corporation or the Seller are recorded on the Books and Records at their fair market value. Since the Reference Date, there has been no repayment, forgiveness or other release of a debt owed by or to a Person not at arms-length with the Corporation or the Seller.

3.29	Intellectual Property

(a)	Section 3.29 of the Seller Disclosure Letter sets out a true, accurate and complete list, and, where appropriate, a description of:

(i)	all of the IP Rights owned by the Corporation (the Owned IP); and

(ii)	all licenses or similar agreements or arrangements to which the Corporation is a party, either as licensee or licensor, with respect to IP Rights (the Licensed IP).

(b)	The Corporation is the exclusive owner of all right, title and interest in and to the Owned IP, or possesses the exclusive right to use the Licensed IP, free and clear of all Liens other than Permitted Encumbrances. Except as set forth In Section 3.29 of the Seller Disclosure Letter, the Corporation has not assigned, licensed or otherwise conveyed any of its Owned IP.

(c)	All applications for the registration of the Owned IP are in good standing, have been filed in a timely manner within the appropriate offices to preserve the rights thereto and assignments have been recorded in favour of the Corporation to the extent recordation within a timely manner is required to preserve the rights thereto.

(d)	The Corporation has maintained or caused to be maintained the rights to any of its registered Owned IP in full force and effect and, without limiting the generality of the foregoing, has renewed or has made application for the renewal of any registered Owned IP subject to expiration on or prior to the Closing Date.

(e)	The Owned IP and Licensed IP includes, in all material respects, all IP Rights necessary for conducting the Business.

(f)	All rights in and to the Owned IP are valid, subsisting, and enforceable and have not been used, not used, enforced or not enforced in a manner that would result in their abandonment, cancellation or unenforceability. There is no claim existing or threatened alleging adverse ownership, invalidity, or other opposition to, or any conflict with, any of the Owned IP. To the knowledge of the Seller, the Corporation has not received written notice of any alleged infringement or misappropriation from any Person with respect to the Owned IP or Licensed IP. The Corporation has not infringed and is not currently infringing on the IP Rights of any other Person.

(g)	There are no outstanding or threatened disputes or other disagreements with respect to the Licensed IP or with respect to infringement by another Person of any of the Owned IP. To the knowledge of the Seller, no Person is infringing, or is threatening to infringe, violate or otherwise misappropriate any of the Owned IP.

(h)	To the knowledge of the Seller, the Corporation has the full right and authority to use, and to continue to use after the Closing Date, the Owned IP and Licensed IP in connection with the conduct of the Business in the manner presently conducted, and such use or continuing use does not infringe upon or violate any rights of any other Person.

(i)	All agreements relating to the Licensed IP (the License Agreements) are good standing, binding, and enforceable in accordance with their respective terms and no default exists on the part of the Corporation thereunder. Pursuant to the License Agreements, the Corporation has been granted the necessary rights to the Licensed IP to the extent required to operate the Business.

(j)	All of the Owned IP developed, created, or registered by employees of the Corporation or pursuant to Contracts with third party consultants or contractors, have been assigned to the Corporation in writing or in another enforceable manner. The Corporation has obtained waivers of all moral rights in and to Owned IP from employees of the Corporation and third party consultants or contractors.

(k)	No Person has claimed that any current or former employee, agent, third party consultant or contractors of the Corporation that contributed to the development of its Owned IP has, as a result of such contribution, violated the terms and conditions of any Contract with such Person or disclosed or used any trade secret of such Person.

(l)	All Owned IP or Licensed IP that is currently registered to or subscribed in the name of any individual is held in trust on behalf of the Corporation and will be transferred to the Corporation, or any named designee of the Corporation on request.

(m)	Except as set out in Section 3.29 of the Seller Disclosure Letter, no royalty or other fee is required to be paid by the Corporation to any other Person in respect of the use of any Owned IP or Licensed IP and there are no restrictions on the ability of the Corporation or any successor to, or assignee from, the Corporation to use and exploit all of the rights in the foregoing.

(n)	The Corporation has used Commercially Reasonable Efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect its IP Rights and confidential information.

(o)	Except as set out in Section 3.29 of the Seller Disclosure Letter, the Corporation has not incorporated Licensed IP into, or combined any Licensed IP within, their respective Software products or Owned IP.

(p)	Except as disclosed in Section 3.29 of the Seller Disclosure Letter, the Corporation has not made any source code related to the Owned IP available to any third parties.

(q)	There has been no public disclosure, sale or offer for sale of any invention owned by the Corporation and forming a part of its Owned IP, by the Corporation (such as a non-confidential publication or presentation by an inventor, employee, officer, or director) that may affect the Corporation obtaining or sustaining valid patent rights to such invention.

(r)	There has been no public disclosure, sale or offer for sale of any invention, described in a patent application (in preparation or filed and in good standing) and forming a part of the Owned IP, by a Person that would prevent the Corporation from obtaining or sustaining valid patent rights to such invention.

(s)	There is no publication, such as a patent, published or laid-open patent application, journal article, catalogue, promotion, or specification, of any other Person which may prevent the Corporation from obtaining or sustaining valid patent rights to an invention described in a patent application (in preparation or filed and in good standing) and forming part of the Owned IP.

(t)	Section 3.29 of the Seller Disclosure Letter lists all agreements related to material third party Software that the Corporation integrates into or links with or to, and distributes with its products.

(u)	No Open Source Software has been used in or is being used in, embedded or incorporated into, integrated or bundled with, or linked with or to the Software owned by the Corporation under any license requiring the Corporation:

(i)	to disclose any source code of Software owned by the Corporation;

(ii)	to license the source code of Software owned by the Corporation for the purpose of making derivative works; or

(iii)	to make available for redistribution to any Person the source code of Software owned by the Corporation at no charge,

in each case, excluding any obligation to disclose or license Open Source Software obtained or received by the Corporation from a third party.

3.30	Accounts Receivable

All accounts receivable of the Corporation are:

(a)	shown on the financial Books and Records; and

(b)	actual and bona fide receivables resulting from the ordinary and usual conduct of the business of the Corporation.

Any reserves provided for such accounts receivable in the financial Books and Records of the Corporation have been computed in accordance with IFRS applied on a consistent basis.

3.31	Books and Records and Internal Financial Controls

(a)	All accounting and financial Books and Records have been fully, properly and accurately kept and are complete in all material respects. Such Books and Records are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which are not or will not be available to the Corporation in the Ordinary Course after Closing.

(b)	No senior manager, officer or director of the Corporation nor, to the knowledge of the Seller, the Corporation’s independent auditors has identified or been made aware of any fraud involving Employees (including senior management) in connection with the preparation or review of the financial statements of the Corporation or any claim or allegation regarding same.

3.32	Financial Statements and Internal Controls

(a)	The Audited Financial Statements and the Interim Financial Statements have been prepared from and using the Books and Records in accordance with IFRS applied on a basis consistent with those of previous fiscal years and present fairly in accordance with IFRS in all material respects:

(i)	the assets, liabilities, sales, income, losses, retained earnings, accruals, reserves, adjustments and financial condition of the Corporation;

(ii)	the results of operations of the Corporation; and

(iii)	the changes in financial position of the Corporation,

all as at the dates and for the periods specified in such statements. True, correct and complete copies of the Audited Financial Statements and the Interim Financial Statements are attached as Section 3.32 of the Seller Disclosure Letter.

(b)	The Seller has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Corporation is made known to the Chief Executive Officer and Chief Financial Officer of the Seller on a timely basis, particularly during the periods in which the annual or interim filings are being prepared and (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

3.33	No Undisclosed Liabilities

(a)	Except (i) as set out in Section 3.33 of the Seller Disclosure Letter (ii) reflected or reserved against in the balance sheet forming part of the Audited Financial Statements, or (iii) current liabilities incurred in the Ordinary Course since the Reference Date, the Corporation has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of the nature required to be disclosed in a balance sheet prepared in accordance with IFRS.

(b)	There are no material off-balance sheet transactions, arrangements or obligations binding on the Corporation.

3.34	Bank Accounts and Powers of Attorney

Section 3.34 of the Seller Disclosure Letter is a true, correct and complete list showing:

(a)	all bank accounts of the Corporation, the name and address of each bank branch in which the Corporation has an account or safety deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box; and

(b)	the names of all Persons holding powers of attorney for the Corporation.

True, correct and complete copies of all powers of attorney granted by the Corporation have been provided to the Purchaser.

3.35	Customers and Suppliers

Section 3.35 of the Seller Disclosure Letter sets out a true, correct and complete list of the ten largest customers and ten largest suppliers of the Corporation by dollar amount for the 12-month period ending July 30, 2020. Such list includes the value of the sales and purchases for each such customer and supplier during that time. To the knowledge of the Seller the benefits of any relationship with the customers or suppliers of the Corporation will continue after the Closing Date in substantially the same manner as prior to the date of this Agreement. For greater certainty, to the knowledge of the Seller, no complaints on the level of service or quality of goods sold has been raised by any of these customers in the 12 months prior to the date hereof.

3.36	Insurance

The Assets, the Leased Properties and all other property and assets used in the Business are insured against loss or damage by all insurable hazards and risks on a replacement cost basis. Section 0 of the Seller Disclosure Letter is a list of insurance policies which are maintained by or on behalf of the Corporation setting out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, the annual premium and any pending claims. The Corporation is not in default with respect to any of the provisions contained in the insurance policies, and has not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. Except as set out in Section 0 of the Seller Disclosure Letter, in the past three years, there has been no change in the relationship of the Corporation with its insurers, the availability of coverage, or the premiums payable pursuant to the policies. Part of Section 0 of the Seller Disclosure Letter is a list setting out all claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Corporation in the past three years. True, correct and complete copies of all insurance policies held by or on behalf of the Corporation and the most recent inspection reports received from insurance underwriters have been delivered to the Purchaser.

3.37	Litigation or Other Claims

Except as set out in Section 3.37 of the Seller Disclosure Letter, there are no actions, suits or proceedings, at law or in equity, by any Person (including the Corporation), nor any arbitration, administrative or other proceeding by or before (or to the knowledge of the Seller any investigation by) any Governmental Authority, current or pending, or, to the knowledge of the Seller, threatened or likely to be threatened against or affecting the Corporation, any of its officers or directors (in their capacity as such), the Purchased Shares, the Business, any of the Assets or any other property or assets used by the Corporation including the Leased Properties.

(a)	Except as set out in Section 3.37 of the Seller Disclosure Letter, in the past three years, the Corporation has not been subject to any judgment, order or decree entered in any lawsuit or proceeding nor has the Corporation settled any claim prior to being sued or prosecuted or a judgment being given in respect of it.

(b)	Except as set out in Section 3.37 of the Seller Disclosure Letter, in the 5 years prior to the date of this Agreement, to the knowledge of the Seller, no allegations of sexual harassment or sexual misconduct have been made against any current or former officer of the Corporation, and the Corporation has not entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by an officer, executive or other employee of the Corporation.

3.38	Taxes

(a)	The Corporation has prepared and filed all material income Tax Returns within the prescribed period with the appropriate Tax Authorities in accordance with applicable Laws, and has paid all Taxes shown due on such Tax Returns. Each such Tax Return is true, correct and complete in all material respects.

(b)	The Corporation has paid, within the prescribed period, all Taxes and instalments of Taxes, which are required to be paid to any Tax Authority pursuant to applicable Law. No deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against the Corporation by any Tax Authority, which has not been fully and finally resolved.

(c)	There are no proceedings, investigations or audits pending or, to the knowledge of the Seller, threatened in writing against the Corporation in respect of any Taxes. There are no matters under discussion, audit or appeal with any Tax Authority relating to Taxes.

(d)	The Corporation has duly and timely (i) withheld and collected all material Taxes required by applicable Law to be withheld or collected by it, (ii) remitted to the appropriate Tax Authority all such Taxes as and when required by applicable Law, and (iii) complied with all material information reporting, record keeping and documentation collection and/or maintenance requirements under applicable Law related to such Taxes (including exemptions from or reduction of such Taxes).

(e)	The Corporation has not requested, entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which any Tax Authority may assess or collect Taxes. The Corporation (i) has never been a member of an affiliated group filing a consolidated Tax Return or of any affiliated, consolidated, combined, or unitary group, as defined under applicable state, local or non-U.S. Law , and (ii) does not have any Liability for Taxes of a Person (other than the Corporation) as a transferee or successor, or by operation of Law.

(f)	To the Corporation’s knowledge, the Corporation has never had a permanent establishment for Tax purposes outside of the U.S., and has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Tax Authority outside of the U.S.

(g)	No request to file a Tax Return has ever been made by a Tax Authority in a jurisdiction where the Corporation does not file Tax Returns, and no such Tax Authority has notified the Corporation in writing that it may be subject to Taxation, or required to file Tax Returns, in such jurisdiction.

(h)	The Corporation is not nor has ever been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i)	The Corporation will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period ending after Closing as a result of (i) any change in method of accounting, or use of an improper method of accounting, for a Pre-Closing Tax Period, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding, comparable or similar provision of U.S. state, local, or non-U.S. Tax law) executed prior to the Closing, (iii) any intercompany transaction described in the U.S. Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of U.S. state, local, or non-U.S. Law) or excess loss account occurring prior to the Closing; (iv) any installment sale or open transaction disposition made prior to the Closing, (v) any prepaid amount received prior to the Closing, (vi) any election under Section 108(i) or 965(h) of the Code, or (vii) Sections 951, 951A or Section 956 of the Code related to events or transactions occurring, or property held, prior to Closing

(j)	The Corporation has never been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code (or any other similar provision of state, local, or non-U.S. Law) in the past three (3) years.

(k)	The Corporation has never participated in any “listed transaction” within the meaning of Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-(4)(b)(2).

(l)	Except as set forth in Section 3.38(l) of the Seller Disclosure Letter, the Corporation has (i) not deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), (ii) properly complied with and duly accounted for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, and (iii) not sought, and does not intend to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(m)	No representation or warranty is made concerning any tax positions to be taken, or taxable income to be incurred, after the Closing Date. Nothing in this Agreement (including this Section 3.38) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) a Tax attribute of the Corporation.

(n)	Notwithstanding any other representations or warranties in this Agreement, the representations and warranties set forth in this Section 3.38 and Section 3.40 are the sole and exclusive representations and warranties of the Corporation pertaining to Tax matters.

3.39	Employee Matters

(a)	Except for the Contracts set out in Section 3.39 of the Seller Disclosure Letter (the Employee Material Contracts) and the Employee Plans, the Corporation is not a party to, subject to, or affected by:

(i)	any written employment Contract;

(ii)	any verbal employment Contract that is not terminable at will or upon providing reasonable notice at common law, as applicable;

(iii)	any written Contract with a Person acting as an agent or independent contractor providing services to the Corporation; or

(iv)	any collective bargaining agreement.

True, correct and complete copies of the Employee Material Contracts have been provided to the Purchaser.

(b)	Section 3.39 of the Seller Disclosure Letter includes a complete list of all Employees and all agents and independent contractors of the Corporation and, to the extent applicable, sets forth each Person’s:

(i)	position or title with the Corporation;

(ii)	current wages, salaries or hourly rate of pay and bonus (whether monetary or otherwise) paid since the beginning of the most recently completed financial year or payable in the current financial year of the Corporation to such Person;

(iii)	the date upon which the wage, salary, rate or bonus in Section 3.39(b)(ii) became effective;

(iv)	the date upon which such Person was first hired or engaged;

(v)	exempt or non-exempt classification for wage and hour purposes;

(vi)	the Employee Plans in which the Person participates;

(vii)	status with respect to leaves of absence, whether approved or not; and

(viii)	accrued vacation, if any.

(c)	Except as set out in Section 3.39 of the Seller Disclosure Letter, as of the date of this Agreement, no Employee is on a leave of absence.

(d)	To the knowledge of the Seller, no union or group of Employees is seeking or has sought to organize Employees for the purpose of collective bargaining. There are no pending proceedings for certifying a union for the Corporation, and the Corporation is not a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, labor organization, or other employee-representative body.

(e)	The Corporation has performed in all material respects all of the obligations required to be performed by it under, and, to the knowledge of the Seller, is not alleged to be in default of, any Employee Material Contract. Each of the Employee Material Contracts is in full force and effect, and unamended.

(f)	Except as set forth in Section 3.39(f) of the Seller Disclosure Letter, since January 1, 2017, no complaint, grievance, claim, proceeding, civil action, work order or investigation has been filed, made or commenced against the Corporation in respect of, concerning or affecting any of its Employees.

(g)	The Corporation has observed and complied with the provisions of all applicable Laws respecting employment, including employment standards Laws as well as Laws relating to human rights, occupational health and safety, workplace safety and insurance, labour relations, pay equity, equal employment opportunity, discrimination, harassment, retaliation, reasonable accommodation, disability rights and benefits, overtime compensation, meal and rest breaks, wage statements and pay stubs, the proper classification of employees as exempt/non-exempt for wage and hour purposes and the proper classification and treatment of any independent contractor. The Corporation has not for the past three years incurred any obligations under the WARN Act.

(h)	Except as set out in Section 3.39 of the Seller Disclosure Letter, there are no actions, suits or proceedings, at law or in equity, by any Person (including the Corporation), nor any action, suit, arbitration, administrative proceeding or other proceeding by or before (or to the knowledge of the Seller any investigation by) any Governmental Authority, pending, or, to the knowledge of the Seller, threatened against or affecting the Corporation in respect of employment matters. To the knowledge of the Seller, no event has occurred and no circumstance exists which could reasonably be expected to give rise to or serve as a valid basis for the commencement of any such action, suit, investigation, arbitration, administrative proceeding or other proceedings by or against the Corporation in respect of employment matters. The Corporation is not subject to any judgment, order or decree entered in any lawsuit or proceeding.

(i)	There are no outstanding decisions or settlements or pending settlements under any applicable employment Laws which place any obligation upon the Corporation to do or refrain from doing any act, or which place a financial obligation upon the Corporation.

(j)	In the past three years, the Corporation has not received any written remedial order, notice of offence or conviction under occupational health and safety, pay equity or employment standards Laws.

(k)	Except as set out in Section 3.39 of the Seller Disclosure Letter, there is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to knowledge of the Seller, threatened against or directly or indirectly affecting the Business, the Corporation or any of its operations. The Corporation has not, in the past three years, experienced any labour strike, picketing, slowdown, work stoppage, lock out or other collective labour action by or with respect to its Employees. There are no charges or complaints pending, or to the knowledge of the Seller, threatened with respect to or relating to the Corporation before any Governmental Authority in relation to unlawful employment practices. The Corporation has not received any written notice from any such Governmental

Authority responsible for the enforcement of labour or employment Laws of an intention to conduct an investigation of the Corporation or any of its business concerning its employment practices, wages, hours and terms and conditions of employment and no such investigation is, to the knowledge of the Seller, threatened.

(l)	As of the date of this Agreement, the Seller has not received notice that [Redacted – commercially sensitive information] has terminated, or intends to terminate, their relationship with the Corporation.

3.40	Employee Benefit Plans

(a)	Section 3.40 of the Seller Disclosure Letter sets out a true and complete list of each material “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (whether or not such plan is subject to ERISA) and all other material retirement, pension, supplemental pension, savings, retirement savings, retiring allowance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, compensation or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that is maintained or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of current or former employees, directors, officers, independent contractors or other service provider of the Corporation other than government sponsored pension, employment insurance, workers compensation and health insurance plans (collectively, the Employee Plans and each Employee Plan that is subject to the Laws of the United States, the U.S. Employee Plans, and each Employee Plan that is subject to the Laws of Canada, the Canadian Employee Plans).

(b)	Each Employee Plan

(i)	has been maintained and administered in material compliance with its terms and with the requirements of all applicable Laws; and

(ii)	is in good standing in respect of such requirements and Laws.

Each Employee Plan that is required to be registered under applicable Laws is duly registered with the appropriate Governmental Authorities.

(c)	To the knowledge of the Seller, all contributions or premiums required to be paid, deducted or remitted and all obligations required to be performed by the Corporation pursuant to the terms of any Employee Plan or by applicable Laws, have been paid, deducted, remitted or performed, as the case may be, in a timely fashion and there are no outstanding defaults or violations with respect to same.

(d)	There are no actions, suits, claims, demands, investigations, arbitrations or other proceedings pending or, to the knowledge of the Seller, threatened with respect to the Employee Plans (other than routine claims for benefits) and no event has occurred or circumstance exists that reasonably be expected to result in such a proceeding.

(e)	With respect to any U.S. Employee Plan that is intended to qualify under Section 401(a) of the Code, a favorable determination, advisory or opinion letter as to the qualification under the Code of the terms of each such Employee Plan has been issued by the IRS.

(f)	Neither the Corporation nor any ERISA Affiliate has established, maintained or contributed to, or has any liability with respect to, any (i) Multiemployer Plan or (ii) any other plan subject to Title IV of ERISA. Except as required by the continuation coverage requirements of Sections 601 et seq. of ERISA and Section 4980B of the Code or a similar applicable state Law, the Corporation does not provide and is not obligated to provide health or welfare benefits for any retired or former employee, or their beneficiaries or dependents.

(g)	There is no pending termination or winding-up procedure in respect of any of the Canadian Employee Plans, and no event has occurred or circumstance exists under which any of the Canadian Employee Plans reasonably be expected to be declared terminated or wound-up, in whole or in part. Where any Canadian Employee Plan has been partially or fully wound-up or terminated, all assets, including any surplus, attributable to such partial or full wind-up or termination have been fully distributed in accordance with all applicable Laws or where such distribution is pending, the amount of the surplus attributable to such partial or full wind-up or termination together with the date as of which such amount is determined is disclosed in Section 3.40 of the Seller Disclosure Letter.

(h)	Except as set out in Section 3.40 of the Seller Disclosure Letter, no Canadian Employee Plan has a deficit and the liabilities of the Corporation in respect of all Canadian Employee Plans are properly accrued and reflected in the Audited Financial Statements and the Interim Financial Statements in accordance with IFRS.

(i)	The Seller has delivered true and complete copies of each of the following to the Purchaser, to the extent applicable:

(i)	the text of all Employee Plans (where no text exists, a summary has been provided) and any related trust agreements, insurance contracts or other documents (including the original documents and all amendments, restatements or replacements since their establishment) governing those plans, all as amended to the date of this Agreement;

(ii)	all materials relating to the Employee Plans distributed to new or existing participants of such plan in the last three years;

(iii)	the two most recent actuarial valuations of each Employee Plan filed with applicable Governmental Authorities for which such valuation is required by applicable Law and, where an actuarial valuation has been prepared in respect of an Employee Plan but has not been filed with a Governmental Authority, the most recent of such valuations;

(iv)	the most recent accounting and certified financial statement of each Employee Plan for which such statement is made;

(v)	any legal opinions relating to the administration or funding of any Canadian Employee Plan; and

(vi)	the most recent annual information returns filed with Governmental Authorities in respect of each Employee Plan for which such filing is required by applicable Law,

and no fact, condition or circumstances exists or has occurred since the date of those documents which would materially affect or change the information contained in them.

(j)	No promises or commitments have been made by the Corporation to amend any Employee Plan, to provide increased benefits or to establish any new benefit plan, except as required by applicable Laws, by the terms of any Employee Plan, or as set out in Section 3.40 of the Seller Disclosure Letter.

(k)	Except as would not result in a material liability, there have been no withdrawals or improper applications or transfers of funds or assets to or from any Employee Plan.

(l)	Except as set forth in Section 3.40(l) of the Seller Disclosure Letter, the transactions contemplated in this Agreement and in each of the Transaction Documents will not, alone or together with any additional or subsequent event (including termination of employment): (i) entitle any Person to severance pay or other compensation or benefit; (ii) accelerate the time of payment or vesting of any compensation or benefits of any Person under any Employee Plan; (iii) increase the amount of compensation due to any Employee, former employee, director, officer, consultant or independent contractor of the Corporation; or (iv) result in an “excess parachute payment” from the Corporation within the meaning of Section 280G of the Code.

(m)	No Employee Plan or Contract provides for the indemnification, reimbursement or gross-up of any material Taxes imposed by Sections 409A or 4999 of the Code.

3.41	Information Technology Systems

The Information Technology Systems adequately meet the data processing and other computing needs of the operations of the Corporation as presently conducted. The Corporation has measures in place, consistent with commercially acceptable standards and practices, to safeguard against the unauthorized access, use, copying or modification to or of system programs and data files comprised in the Information Technology Systems. The Corporation has data and system back up practices and procedures in place, consistent with commercially acceptable practices and procedures, to safeguard against the loss, corruption or malfunction of the data and systems of the Corporation. The Corporation owns or has a valid right to access and use all computer systems, networks, hardware, software, databases, websites and equipment used to process, store, maintain or operate any data, information and functions that it currently uses in connection with its Business. The Corporation, possesses a sufficient number of licenses for any software provided by any Person (Third Party Software) and used by the Corporation that is material to the operations of the Corporation. The Corporation is not in breach or default of any Contracts pursuant to which the Corporation has received a license or the right to access Third Party Software, nor is the Corporation using any Third Party Software outside the scope of the license or right to access provided by any Person, and the Corporation’s use of the Third Party Software is not in excess of the number of licenses paid for by the Corporation.

3.42	Privacy Laws

(a)	The Corporation is conducting the Business in compliance with all applicable Privacy Laws, including in connection with its collection, use and disclosure of Personal Information. and Anti-SPAM Laws. The Corporation has not received any written complaint or notice of any breach or violation by it of any such Privacy Laws or Anti-SPAM Laws and, to the knowledge of the Seller, there are no investigations or proceedings against the Seller by any Governmental Authority under Privacy Laws or Anti-SPAM Laws. All Personal Information under the custody and/or control of the Corporation:

(i)	has been collected, used or disclosed with the consent of each individual to which such Personal Information relates (if such consent was required under applicable Privacy Laws);

(ii)	has been used only for the purposes for which the Personal Information was initially collected or for a subsequent purpose for which consent was subsequently obtained;

(iii)	has been collected, used or disclosed for a purpose in respect of which consent may, under applicable Privacy Laws, be implied; and

(iv)	has been safeguarded at all times by appropriate, industry standard security safeguards.

(b)	The Seller has not suffered a loss, unauthorized access to, or disclosure of Personal Information or a breach of security safeguards relating to Personal Information within the last two years.

(c)	The Seller has transferred Personal Information only to those third parties or affiliates as set out in Section 3.42 of the Seller Disclosure Letter.

3.43	No Brokers’ Fees, etc.

Except as set forth in Section 3.43 of the Seller Disclosure Letter, neither the Seller nor the Corporation has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or any of the Acquisition Agreements.

3.44	Anti-Corruption

(a)	Neither the Corporation nor, to the knowledge of the Seller, any of its employees or other Persons acting on its behalf has, directly or indirectly: (i) made or authorized any contribution, payment, loan, reward, benefit or gift of funds or property or anything else of value to any official, employee or agent of any Governmental Authority or public international organization, or to any Person for the benefit of any Governmental Authority or public international organization or public international organizations; (ii) for the purpose of bribing any Governmental Authority established or maintained accounts which do not appear in any of the books and records that they are required to keep in accordance with applicable accounting and auditing standards, made transactions that are not recorded or that are inadequately identified, recorded non-existent expenditures, entered liabilities with incorrect identification of their object, knowingly used false documents, or intentionally destroyed accounting books and records earlier than permitted by law; or (iii) made any contribution to any candidate for public office; where either the payment or the purpose of such contribution, payment, loan, reward or gift was, is, or would be prohibited under the Criminal Code of Canada, the Canada Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act, 2010 and any related or similar rules, regulations or guidelines made, issued, administered or enforced by any Governmental Authority thereunder and any other applicable Laws of similar purpose and scope (collectively, Anti-Corruption Laws).

(b)	The Corporation has developed a policy, program, and internal controls intended to ensure compliance by it with all Anti-Corruption Laws.

(c)	Neither the Corporation nor, to the knowledge of the Seller, any employee or other Person acting on its behalf has breached or violated any Law regulating lobbying, accounting, bids or conflicts of interest, which breach or violation could have an adverse effect on (i) the Corporation’s ability to conduct the Business in the Ordinary Course after the Closing; or (ii) the ability of the Seller to complete the transactions contemplated by this Agreement. No change, fact, event, circumstance, condition or omission has occurred in respect of the Business that could result in the Purchaser or the Corporation being suspended or debarred from doing business with a Governmental Authority or otherwise prevent the Purchaser or the Corporation from bidding on or applying for Contracts with a Governmental Authority after Closing.

3.45	Lender Consent.

The Corporation has obtained the Lender Consent.

Article 4

Representations and Warranties of the Purchaser

The Purchaser represents and warrants as follows to the Seller and acknowledges and confirms that the Seller is relying on the representations and warranties in entering into this Agreement and selling the Purchased Shares to the Purchaser:

4.1	Incorporation and Corporate Power

The Purchaser is a corporation incorporated, organized and existing under the laws of British Columbia and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Acquisition Agreements to which it is a party.

4.2	Corporate Authorization

The execution, delivery and performance by the Purchaser of this Agreement and each of the Acquisition Agreements to which it is a party:

(a)	have been duly authorized by all necessary corporate action on the part of the Purchaser; and

(b)	do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

4.3	No Conflict with Authorizations, Laws, etc.

Except as set out in Section 4.3 of the Purchaser Disclosure Letter, the execution, delivery and performance by the Purchaser of this Agreement and each of the Acquisition Agreements to which it is a party do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(a)	result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Purchaser or necessary to the ownership and transfer of the Purchased Shares;

(b)	result in or require the creation of any Lien upon any of the Share Consideration or any other property of the Purchaser;

(c)	result in a breach or a violation of, or conflict with, any judgement, judicial order or decree of any Governmental Authority; or

(d)	result in a breach or a violation of, or conflict with, any Law applicable to the Purchaser.

4.4	Required Purchaser Authorizations

There is no requirement for the Purchaser to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or in connection with, or as a condition to the lawful completion of, the transactions contemplated by this Agreement or any of the Acquisition Agreements, except for the filings, notifications and Authorizations set out in Section 4.4 of the Purchaser Disclosure Letter.

4.5	Execution and Binding Obligation

This Agreement and each of the Acquisition Agreements to which the Purchaser is a party have been (or will be) duly executed and delivered by the Purchaser, and constitutes (or will constitute) legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms.

4.6	Capitalization

(a)	On the date hereof, the authorized capital of the Purchaser consists of an unlimited number of common shares and an unlimited number of preferred shares, of which 73,140,101 common shares and nil preferred shares have been duly issued and are outstanding as fully paid and non-assessable. On the date hereof, there are 3,469,596 Enthusiast Stock Options, 4,521,235 Enthusiast Warrants and convertible debentures convertible into 2,970,297 common shares outstanding. Except as set out in Section 4.6 of the Purchaser Disclosure Letter, required under existing employment agreements or benefit plans, for 3,469,596 Enthusiast Stock Options, 4,521,235 Enthusiast Warrants and convertible debentures convertible into 2,970,297 common shares outstanding and except as contemplated by the Underwriting Agreement in connection with the Financing, no Person has any written or oral agreement, option, warrant, understanding or commitment or any right or privilege (whether by law, contractual or otherwise) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued shares or other securities convertible into shares of the Purchaser provided that any issuance by the Purchaser of not more than 5% of its outstanding shares.

(b)	The Share Consideration will, on Closing, be issued in compliance with all applicable Laws (including securities Laws) and subject to all restrictions of transfer required thereby.

4.7	Reporting Status and Securities Laws Matters

The Purchaser is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in British Columbia, Alberta and Ontario.

4.8	Listing

As of the date of execution of this Agreement, the common shares of the Purchaser are listed and posted for trading on the TSX. No delisting, suspension of trading in or cease trading order made by any Securities Authority or the TSX with respect to any securities of the Purchaser is in effect or ongoing.

4.9	Public Filings

The Purchaser has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and/or the TSX. The Purchaser has timely filed or furnished all public filings of the Purchaser required to be filed or furnished by the Corporation with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the public filings of the Purchaser complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation. The Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential.

4.10	No Undisclosed Liabilities

Except (i) as set out in Section 4.10 of the Purchaser Disclosure Letter (ii) reflected or reserved against in the balance sheet forming part of the Audited Financial Statements, (iii) current liabilities incurred in the Ordinary Course since the Reference Date, the Purchaser has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of the nature required to be disclosed in a balance sheet prepared in accordance with IFRS.

4.11	Investment Canada Act

The Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act.

4.12	No Brokers’ Fees, etc.

The Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or any of the Acquisition Agreements other than in respect of the Underwriting Agreement and amounts payable to Canaccord Genuity.

4.13	Representations to the Underwriters

The representations contained in the Underwriting Agreement, each of which are deemed to be incorporated in this Agreement and made to the Seller, are true and correct in all material respects.

4.14	Financing Commitment

The Purchaser has obtained a bought deal agreement (as defined under National Instrument 44-101 – Short Form Prospectus Distributions) for a $15,000,000 bought deal transaction of its common shares at an offer price of $1.50 a common share.

4.15	Financing

(a)	Subject to the satisfaction of the terms and conditions of the Underwriting Agreement, the amount of funds to be provided pursuant to the Financing together with cash on hand, will be sufficient at Closing to pay: (x) the Cash Consideration; and (y) any and all fees and expenses, and satisfy all other payment obligations required to be satisfied by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement and the Financing.

(b)	The Purchaser has delivered to the Seller a true and complete copy of the Underwriting Agreement, which includes those terms set out in Schedule 4.15(b). The Underwriting Agreement constitutes a legal, valid and binding obligation of the Purchaser and enforceable against the Purchaser in accordance with its terms.

(c)	As of the date hereof, to the knowledge of the Purchaser, (A) the Underwriting Agreement is in full force and effect and has not been terminated, amended or modified in any respect, no such termination, amendment or modification is contemplated by the Purchaser; and (B) the commitments contained therein have not been withdrawn, rescinded or otherwise modified in any material respect. Other than as set forth in the Underwriting Agreement, there are no conditions precedent, or other contractual contingencies relating to the funding of the full amount of the Financing, other than as set forth in the Underwriting Agreement. As of the date hereof, to the knowledge of the Purchaser, no event has occurred or circumstance exists which, with or without notice or lapse of time, or both, would or would reasonably be expected to constitute a default or material breach on the part of the Purchaser under the Underwriting Agreement. As of the date hereof, the Purchaser, has no reason to believe that any of the conditions to the Financing contemplated in the Underwriting Agreement will not be satisfied or that the Financing will not be made available to the Purchaser at or prior to Closing. The Purchaser is not a party to any side letters or other contracts or arrangements related to the Financing that would materially modify the terms of the Financing other than the Underwriting Agreement. As of the date hereof, the Purchaser has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable under the terms of the Underwriting Agreement on or prior to the date hereof.

Article 5

Covenants of the Parties

5.1	Access

(a)	Subject to compliance with applicable Laws, during the Closing Period the Seller shall provide the Purchaser with such information relating to the Corporation, the Assets and the Business as the Purchaser may reasonably request; provided that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Seller, under the supervision of the Seller’s personnel and in such a manner as not to interfere with the normal operations of the Corporation. Notwithstanding anything to the contrary in this Agreement, neither the Seller nor the Corporation shall be required to disclose any information to Purchaser if such disclosure would, in Seller’s sole discretion, acting reasonably:

(x) cause significant competitive harm to the Seller, the Corporation or the Business if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any solicitor-client, litigation or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding agreement entered into before the date of this Agreement. Before the Closing, without the prior written consent of the Seller, the Purchaser shall not contact any suppliers to, or customers of, the Corporation. The Purchaser shall, and shall cause its representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided under this Section 5.1.

(b)	At the request of the Purchaser, the Seller will execute or cause to be executed, such consents, authorizations and directions as may be necessary to enable the Purchaser and its representatives to obtain access to all files and records maintained by Governmental Authorities or other Persons in respect of the Purchased Shares, the Corporation, the Assets and the Business (including relating to tax and employee matters).

5.2	Confidentiality

The Seller and the Purchaser acknowledge having signed the Confidentiality Agreement and the Parties agree to comply with such agreement in accordance with its terms.

5.3	Conduct of Business Prior to Closing

(a)	During the Closing Period, the Seller shall, subject to 5.3 and 5.14 cause the Corporation to conduct the Business in the Ordinary Course.

(b)	Without limiting the generality of Section 5.3(a), the Seller shall and shall cause the Corporation to:

(i)	use Commercially Reasonable Efforts to preserve intact the current business organization of the Corporation, keep available the services of the Employees and maintain good relations with, and the goodwill of, suppliers, customers, creditors and all other Persons having business relationships with the Corporation;

(ii)	maintain the Assets owned, operated or used in the Business in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(iii)	maintain insurance coverage commensurate with existing coverage and preserve the confidentiality of any confidential or proprietary information of the Business or the Corporation; and

(iv)	periodically report to the Purchaser concerning material matters relating to the Business and the Corporation.

(c)	Without limiting the generality of Section 5.3(a), except: (i) with the prior written consent of each of the other Party not to be unreasonably withheld; (ii) as required or permitted by this Agreement; (iii) as required by Law, the Corporation shall not, directly or indirectly:

(i)	amend its constating documents;

(ii)	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend any term of any outstanding debt security;

(iii)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or the capital stock of its subsidiaries;

(iv)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or other rights that are linked to the price or the value of the Corporation’s shares;

(v)	amend, modify or waive the terms of any of its securities;

(vi)	acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than (i) pursuant to a Material Contract in existence on the date hereof or (ii) pursuant to acquisitions in the Ordinary Course not in excess of $100,000 in purchase price;

(vii)	sell, pledge, lease, transfer, license, mortgage, encumber or otherwise transfer or dispose of any of its assets which in the aggregate exceed $100,000 except for (i) assets which are obsolete and which individually or in the aggregate do not exceed $100,000, or (ii) inventory sold in the Ordinary Course;

(viii)	enter into any joint venture or similar agreement, arrangement or relationship;

(ix)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $100,000;

(x)	prepay any obligation outside of the Ordinary Course or prepay long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof in excess of $100,000;

(xi)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person other than a wholly-owned subsidiary of the Seller other than in the Ordinary Course;

(xii)	reduce the stated capital of any of its securities;

(xiii)	reorganize, amalgamate or merge the Corporation or any of the Corporation’s respective subsidiaries or adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Corporation or any of its respective subsidiaries;

(xiv)	grant any Lien (other than Permitted Encumbrances) on any assets of the Corporation;

(xv)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xvi)	repay any advances to related parties;

(xvii)	except in the Ordinary Course or as required by the terms of any Employee Plan, make any bonus or profit-sharing distribution or similar payment of any kind;

(xviii)	make any change in the Corporation’s accounting methods, principles or practices, except as required by concurrent changes in IFRS or as required by a Governmental Entity or as required by securities filing requirements in connection with the completion of the transactions contemplated by this Agreement;

(xix)	grant any general increase in the rate of wages in excess of three percent (3%), of current salaries, bonuses or other remuneration of any Employees;

(xx)	except as required by Law, this Agreement or the terms of any Employee Plan: (i) increase any severance, change of control or termination pay (or improvements to notice or pay in lieu of notice) to (or amend any existing arrangement with) any current or former Employee or any current or former director of the Corporation; (ii) increase the benefits payable under any employment agreements with any current or former Employee or any current or former director of the Corporation except in the Ordinary Course; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former Employee or any current or former director of the Corporation except in the Ordinary Course; (iv) increase compensation, bonus levels or other benefits payable to any current or former Employee or any current or former director of the Corporation except in the Ordinary Course but in no event in excess of three percent (3%); (iv) adopt any new Employee Plan or any amendment or modification of an existing Employee Plan; (vi)

increase or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan; (vii) grant any equity, equity-based or similar awards; or (viii) reduce the Corporation’s work force except in the Ordinary Course;

(xxi)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Corporation or any successors thereto, or that would, after the Effective Time, limit or restrict in any material respect the Corporation or any of their affiliates from competing in any manner;

(xxii)	enter into or amend any Contract with any broker, finder or investment banker;

(xxiii)	cancel, waive, release, assign, settle or compromise any material claims or rights of the Corporation;

(xxiv)	compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of the Corporation in excess of an aggregate amount of $100,000;

(xxv)	amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(xxvi)	knowingly take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for material Authorizations;

(xxvii)	enter into, amend or modify any union recognition agreement, collective agreement or similar agreement with any trade union or representative body other than in the Ordinary Course and upon reasonable consultation with the Purchaser;

(xxviii)	amend, modify or terminate any material insurance policy of the Corporation in effect on the date of this Agreement;

(xxix)	abandon or fail to diligently pursue any ongoing application for any material licences, permits, Authorizations or registrations;

(xxx)	materially change its business or regulatory strategy; or

(xxxi)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(d)	During the Closing Period, the Seller shall cause the Corporation:

(i)	without the consent of the Purchaser, which consent shall not unreasonably be withheld or delayed, not to request from any Tax Authority an advance tax ruling or determination, settle or compromise any audit, claim or assessment with respect to Taxes, surrender or forfeit any right to claim a Tax refund, or enter into any agreement or arrangement to provide for an extension of time with respect to the assessment of Tax or the filing of any Tax Returns, payment of Tax by, or the levying of any governmental charge against, the Corporation; and

(ii)	not to make, change or rescind any election relating to Taxes, amend, refile or otherwise modify any Tax Return or take any position on any Tax Return, take any action or omit to take any action or enter into any other transaction that would have the effect of materially increasing any Tax Liability or materially reducing any Tax asset of the Purchaser or the Corporation in respect of any Tax period (or portion thereof) that is not a Pre-Closing Tax Period.

5.4	Purchaser Conduct Prior to Closing

(a)	During the Closing Period, the Purchaser shall conduct its business in the Ordinary Course.

(b)	Without limiting the generality of Section 5.4(a), the Purchaser shall use Commercially Reasonable Efforts to preserve intact its current business organization, keep available the services of its employees and maintain good relations with, and the goodwill of, suppliers, customers, creditors and all other Persons having business relationships with the Purchaser.

(c)	Without limiting the generality of Section 5.4(a), except: (i) with the prior written consent of each of the Seller not to be unreasonably withheld; (ii) as required or permitted by this Agreement; (iii) as required by Law, the Purchaser shall not, directly or indirectly:

(i)	amend its constating documents;

(ii)	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend any term of any outstanding debt security;

(iii)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or other rights that are linked to the price or the value of the Purchaser’s shares; or

(iv)	amend, modify or waive the terms of any of its securities.

5.5	Actions to Satisfy Closing Conditions

(a)	The Seller shall take all such actions as are within its power to control and shall use Commercially Reasonable Efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 7.1 including ensuring that during the Closing Period and at Closing, there is no breach of any of its representations and warranties.

(b)	The Purchaser shall take all such actions as are within its power to control and shall use Commercially Reasonable Efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 7.2 including ensuring that during the Closing Period and at Closing, there is no breach of any of its representations and warranties.

5.6	Transfer of the Purchased Shares

The Seller shall take all necessary steps and corporate proceedings to permit good title to the Purchased Shares to be duly and validly transferred and assigned to the Purchaser at the Closing, free of all Liens.

5.7	Consents

The Seller shall use Commercially Reasonable Efforts to obtain, prior to Closing, all Consents set forth in Section 3.6 of the Seller Disclosure Letter necessary or advisable in connection with the transfer of the Purchased Shares and other transactions contemplated by this Agreement and each of the Acquisition Agreements. Such Consents shall be on such terms as are acceptable to the Purchaser, acting reasonably.

5.8	Filings and Authorizations

(a)	Each of the Seller and the Purchaser, as soon as practicable after the execution of this Agreement, shall:

(i)	make, or cause to be made, all such filings and submissions under all Laws applicable to it, as may be required for it to complete the purchase and sale of the Purchased Shares in accordance with the terms of this Agreement and the other transactions contemplated by this Agreement and each of the Acquisition Agreements; and

(ii)	use Commercially Reasonable Efforts to obtain, or cause to be obtained, all Authorizations necessary or advisable in order to complete the transfer of the Purchased Shares and the other transactions contemplated by this Agreement and each of the Acquisition Agreements.

Subject to compliance at all times with applicable Law and the other provisions of the Agreement, the Seller and the Purchaser shall coordinate and cooperate with each other in exchanging information and supplying such assistance as is reasonably requested in connection with the foregoing including providing each Party with all notices and information supplied to or filed with or received from any Governmental Authority (except for notices and information which the Seller or the Purchaser, in each case acting reasonably, considers highly confidential and sensitive and which may be filed on a confidential basis).

(b)	Each of the Purchaser and Seller may, as advisable and necessary, reasonably designate any competitively sensitive materials provided to the other under this Section 5.8 as “Outside Counsel Only Material”. Such materials and the information therein will be given only to the outside legal counsel of the recipient and, subject to any additional agreements between the Purchaser and Seller, will not be disclosed by such outside legal counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel.

5.9	Notice of Untrue Representation or Warranty

(a)	During the Closing Period, the Seller shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Seller, upon any representation or warranty made by it and contained in this Agreement becoming untrue or incorrect that would cause any of the conditions in this Agreement not to satisfied on the Closing Date. Any such notification must set out particulars of the untrue or incorrect representation or warranty, and details of any actions taken to rectify the matters. Notification provided under this Section 5.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(b)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 8.1(b) and the Seller may not elect to exercise its right to terminate this Agreement pursuant to Section 8.1(d) unless the Party seeking to terminate the Agreement (the Terminating Party) has delivered a written notice (a Termination Notice) to the other Party (the Breaching Party) specifying in reasonable detail all breaches of covenants, or incorrect representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

5.10	Exclusive Dealing

The Seller shall not, directly or indirectly, through any officer, director, shareholder, employee, agent or other Affiliates of the Seller or the Corporation:

(a)	make, solicit, assist, initiate, encourage, discuss or otherwise facilitate any proposal, offer or enquiry from any other person relating to (A) any merger, amalgamation, consolidation, share exchange, recapitalization, reorganization, business combination, liquidation or dissolution involving the Corporation, (B) any sale of any material asset(s) of the Corporation outside the Ordinary Course of business, (C) any sale of any securities of the Corporation or (D) any similar transaction or business combination involving the Corporation (any proposal, offer or enquiry relating to the transactions described in (A) through (D) being an Acquisition Proposal);

(b)	enter into any agreement or commitment related to any Acquisition Proposal; or

(c)	provide or continue to provide any information (including as a result of any prior request or inquiry) with respect to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal, or (iv) take any action to encourage or assist any third party to do any of the prohibited acts referred to in clauses (i) to (iii) above. The Corporation, its affiliates, shareholders, directors, officers, employees and advisors (including financial advisors and legal counsel) shall also terminate any existing discussions with any third party with respect to an Acquisition Proposal and shall request the return of any materials provided to third parties pursuant to any confidentiality arrangements.

The Seller shall not vote the Purchased Shares in favour of any such Acquisition Proposal or amalgamation and the Seller shall notify the Purchaser promptly if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing.

5.11	Books and Records

The Seller shall deliver or cause to be delivered to the Purchaser at Closing all the Books and Records. The Purchaser shall retain all accounting Books and Records relating to the Corporation for a period of six years from the Closing Date or for such longer period as may be required by applicable Law. So long as any such Books and Records are retained by the Purchaser pursuant to this Agreement, the Seller may inspect and make copies (at its own expense) of them for purposes of preparing its own Tax Returns at any time during normal business hours and upon reasonable notice and without undue interference to the business operations of the Corporation. The Purchaser may have its representatives present during any such inspection.

5.12	Financing

(a)	The Purchaser (i) shall use Commercially Reasonable Efforts to take, or cause to be taken, all actions within its control and to do, or cause to be done, all things within its control necessary, proper or reasonably advisable to obtain the Financing on the terms and conditions described in the Underwriting Agreement, and (ii) shall not permit any amendment or modification to be made to, or consent to any waiver of any provision or remedy under the Underwriting Agreement if such amendment, modification, consent or waiver (X) materially reduces the aggregate proceeds received by the Purchaser from the Financing (including by materially increasing the amount of fees to be paid) or (Y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of Financing, or otherwise expands, amends or modifies any other provision of the Underwriting Agreement, in a manner that would reasonably be expected to materially delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or materially adversely impacts the ability of the Purchaser to enforce its rights against other parties to the Underwriting Agreement. The Seller acknowledges and agrees that the “bought deal letter” provides only a summary of the terms of the Financing and will be replaced by an “underwriting agreement” including additional particulars concerning the Financing and the entering into of such “underwriting agreement” and other agreements or documents necessary to implement the Financing will not constitute a default under this Agreement..

(b)	The Purchaser shall give the Seller prompt notice, (A) of any breach, default, termination or repudiation by any party to the Underwriting Agreement of which the Purchaser becomes aware and (B) of the receipt by the Purchaser of any written notice or other written communication from any underwriter party to the Underwriting Agreement with respect to any breach, default, termination or repudiation by any party to the Underwriting Agreement of any provisions of the Underwriting Agreement or material dispute or disagreement between the parties to the Underwriting Agreement. As soon as reasonably practicable, but in any event within two (2) Business Days of the date the Seller delivers the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Seller relating to any circumstance referred to in clause (A) or (B) of the immediately preceding sentence.

(c)	The Seller and the Corporation shall use Commercially Reasonable Efforts to cause its affiliates, directors, officers, employees and advisors (including financial advisors and legal counsel) to provide, at the Purchaser’s request, any co-operation reasonably requested by the Purchaser in connection with the Financing, including (a) providing the Purchaser with all information regarding the Corporation, including any pro forma financial statements as may be required to be included in a prospectus relating to the Financing, (b) co-operating with the marketing efforts undertaken by the Purchaser or the Financing underwriters; (c) making senior management of the Corporation and Seller available to participate in due diligence sessions, (d) responding to requests from any Governmental Authority in connection with the prospectus relating to the Financing and (e) otherwise taking, or refraining from taking, such actions that are likely to hinder or delay the Financing.

5.13	Filings

The Seller acknowledges and agrees that the Purchaser is required under applicable Laws and the rules of the TSX to make certain disclosures and filings in connection with the Agreement and the transactions contemplated hereby, including to issue a press release and file this Agreement, together with a material change report related thereto, under the Purchaser’s profile on SEDAR. The Purchaser shall use all commercially reasonable efforts to give prior oral or written notice to the Seller and reasonable opportunity for the Seller to review the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to given such notice immediately following the making of any such disclosure or filing provided that if the Seller has previously approved the text of any disclosure or filing, the Purchaser may use substantially similar text in a subsequent disclosure or filing without needed to again needing to provide the notice contemplated hereby.

5.14	Non-Gaming Reorganization

(a)	During the Closing Period, the Seller shall prepare drafts of definitive documentation (the Non-Gaming Agreements) to give effect to as much of the Non-Gaming Reorganization as reasonably practical. The Seller shall permit the Purchaser to review the Non-Gaming Agreements (subject to any redactions determined necessary by Seller in its sole discretion, acting reasonably) and shall give reasonable consideration to all comments made by the Purchaser or its advisors on the Non-Gaming Agreements. The Purchaser and its advisors shall be deemed to have no comments on the Non-Gaming Agreements if they fail to provide comments within two Business Days of receipt of drafts of the Non-Gaming Agreements. Prior to Closing, the Corporation shall transfer as much of the Non-Gaming Assets and associated liabilities and debt as reasonably practical to an Affiliate of the Seller pursuant to the Non-Gaming Agreements.

(b)	To the extent any Non-Gaming Assets (the Residual NG Assets) are not transferred pursuant to the Non-Gaming Agreements, then,

(i)	either (y) the Residual NG Assets will be held by Corporation in trust for the relevant an Affiliate of the Seller and the covenants and obligations thereunder will be performed by relevant an Affiliate of the Seller in the name of Corporation and all benefits and obligations existing thereunder will be for the account of the relevant an Affiliate of the Seller or (z) the Purchaser and the Seller will enter into such other alternative arrangements (including transitional services agreements) with respect to the applicable Residual NG Assets to ensure the relevant Affiliate of the Seller receives the full benefit of the Residual NG Assets as if the Residual NG Assets were assigned to the applicable Affiliate of the Seller at Closing.

(ii)	Seller will reimburse the Corporation or the Purchaser, as the case may be, for (i) all payments in performing the obligations contemplated by Section 5.14(b)(iii) and (ii) all related costs, expenses, liabilities or obligations or similar amounts (including any Taxes, increase in Taxes or lost Tax benefits or attributes) arising as a result of, in connection with, or relating in any manner to, the arrangement described in Section 5.14(b).

(iii)	The Purchaser and the Seller will work together complete the Non-gaming Reorganization as soon as reasonably practicable, and in any event, by March 1, 2021, following which the obligations under Section 5.14(b) shall cease.

5.15	Resignations

The Seller shall use commercially reasonable efforts to seek and cause the resignations, effective as at the Closing Date, from each director and officer of the Corporation specified by the Purchaser in writing at least 5 Business Days prior to Closing.

5.16	PPP Loan

The Purchaser shall, and following the Closing shall cause the Corporation to, use reasonable commercial efforts to provide, at the Seller’s request and expense, any co-operation reasonably requested by the Purchaser in connection with the PPP Loan.

5.17	Transitional Matters

The Seller shall cause the Corporation to provide the Seller with 6 months following the Closing Date to transition all of the Seller’s and its affiliates’ YouTube channels and websites from the Corporation’s Google Ad Manager account to an account maintained by the Seller or its affiliates, and shall, for a period of 6 months following the Closing Date, cause the Corporation to pay to the Seller any amounts paid to the Corporation in respect of such channels and websites.

Article 6

Closing

6.1	Date, Time and Place of Closing

The completion of the transaction of purchase and sale contemplated by this Agreement will take place at the offices of Norton Rose Fulbright Canada LLP, Suite 3000, 222 Bay Street, Toronto, Ontario at 10:00 a.m. (Toronto time) on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing by the Parties.

6.2	Closing Procedures

Subject to satisfaction or waiver of the conditions of Closing by the relevant Party, at the Closing, the Seller shall deliver actual possession of the certificates representing the Purchased Shares duly endorsed for transfer to the Purchaser and upon such delivery the Purchaser shall pay or satisfy the Purchase Price as follows: by (a) delivering the Cash Consideration to the Seller by way of wire transfer of immediately deliverable funds to an account designated by the Seller, (b) delivering to the Seller the Promissory Note, and (c) delivering to the Seller a share certificate representing the Share Consideration.

6.3	Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations, warranties and other provisions of this Agreement will not merge on Closing but will survive (a) the execution, delivery and performance of this Agreement and any related transfer or conveyance documents, (b) the Closing, and (c) the payment of the Purchase Price. Notwithstanding such Closing or any investigation made by or on behalf of any Party, this Agreement will continue in full force and effect. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to Damages or other remedies set forth in this Agreement.

Article 7

Conditions of Closing

7.1	Conditions in Favour of the Purchaser

The obligation of the Purchaser to complete the transactions contemplated by this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of Seller set out in Article 3 shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties (other than Fundamental Warranties) to be true and correct would not have a Material Adverse Effect (disregarding any materiality “Material Adverse Effect” or similar qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, result in such a Material Adverse Effect), and the Seller shall have executed and delivered a certificate of a senior officer to that effect.

(b)	Performance of Covenants. The Seller shall have fulfilled, performed or complied in all material respects with all covenants contained in this Agreement be fulfilled, performed or complied with by it at or prior to Closing, and the Seller shall have executed and delivered a certificate of a senior officer to that effect.

(c)	Consents. All Required Consents and Authorizations shall have been obtained on terms acceptable to the Purchaser, acting reasonably.

(d)	No Legal Action. No action or proceeding shall be pending by any Person (other than the Seller, the Purchaser, the Corporation or any of their respective Affiliates) in any jurisdiction, to enjoin, restrict or prohibit:

(i)	any of the transactions contemplated by this Agreement or any of the Acquisition Agreements;

(ii)	the right of the Purchaser to acquire or own the Purchased Shares; or

(iii)	the right of the Corporation to operate the Business after Closing on substantially the same basis as currently operated.

(e)	Financing. The conditions to complete the Financing in the Underwriting Agreement shall have been satisfied.

(f)	Existing Talent

(i)	there shall not have occurred, between the date of this Agreement and the Closing Date a net loss of Existing Talent (including notice that such Existing Talent intends to terminate its relationship with the Corporation) which contribute more than 10% to the Corporation’s revenue unless such Existing Talent is replaced with new talent such that the net decline in revenue is no more than 10%; and

(ii)	Each of [Redacted – commercially sensitive information] shall continue to be employed by the Corporation in their current capacity (unless such Persons cease to be employed by the Corporation as a result of death or disability).

(g)	Deliveries. The Seller shall have delivered or caused to be delivered to the Purchaser the following:

(i)	Evidence satisfactory to the Purchaser, acting reasonably, or a share certificate representing the Purchased Shares, showing the Purchaser as the sole shareholder of the Corporation;

(ii)	certified copies of:

(A)	the articles and by-laws of each of the Seller and the Corporation;

(B)	the resolutions of the shareholders and the board of directors of each of the Seller and the Corporation approving the entering into and completion of the transaction contemplated by this Agreement and the Acquisition Agreements; and

(C)	a list of the officers and directors authorized to sign agreements together with their specimen signatures,

all in form and substance satisfactory to the Purchaser, acting reasonably;

(iii)	a certificate of status, compliance, good standing or like certificate with respect to the Seller and the Corporation issued by appropriate government officials of their respective jurisdictions of incorporation;

(iv)	the certificates referred to in Section 7.1(a) and Section 7.1(b);

(v)	releases in favour of the Corporation substantially in the form set out in Exhibit 7.1(g)(v) from each of the Persons referred to in Section 7.1(g)(v) of the Seller Disclosure Letter;

(vi)	a non-competition and non-solicitation agreement executed by the Seller substantially in the form set out in Exhibit 7.1(g)(vi);

(vii)	the Lock-Up Agreement, substantially in the form set out in Exhibit 7.1 7.1(g)(vii);

(viii)	the Corporate Records;

(ix)	a duly executed and complete statement completed by the Corporation pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations, certifying that interests in the Corporation are not “United States real property interests” within the meaning of Section 897(c) of the Code, and the notification required under Section 1.897-2(h)(2) of the U.S. Treasury Regulations, along with written authorization for the Purchaser to deliver such items to the IRS on behalf of the Corporation upon the Closing; and

(x)	a payout letter in respect of the Credit Agreement between [Redacted – commercially sensitive].

(h)	Change in Law. Since the date of this Agreement, no Law, proposed Law or any change in any Law or in the interpretation or enforcement of any Law shall have been enacted which would prevent the Purchaser from completing the transaction contemplated in this Agreement or any of the Acquisition Agreements or to prevent the operation of the Business after Closing on substantially the same basis as currently operated.

(i)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(j)	Stock Exchange Approval. The receipt of the Stock Exchange Approval.

7.2	Conditions in Favour of the Seller

The obligation of the Seller to complete the transactions contemplated in this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Seller and may be waived, in whole or in part, by the Seller in its sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of Purchaser set out in Article 4 shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties (other than the representations and warranties contained in Sections 4.1, 4.2, 4.5 and 4.12 (collectively, the Purchaser Fundamental Warranties)) to be true and correct would not have a Purchaser MAE (disregarding any materiality or similar qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, result in such a Purchaser MAE), and the Purchaser shall have executed and delivered a certificate of a senior officer to that effect.

(b)	Performance of Covenants. The Purchaser shall have fulfilled, performed or complied on all material respects with all covenants contained in this Agreement to be fulfilled, performed or complied with by it at or prior to Closing and the Purchaser shall have executed and delivered a certificate of a senior officer to that effect.

(c)	Stock Exchange Approval. The receipt of the Stock Exchange Approval.

(d)	No Legal Action. No action or proceeding shall be pending by any Person (other than the Purchaser, the Seller, the Corporation or any of their respective Affiliates) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or any of the Acquisition Agreements.

(e)	Financing. The Purchaser shall have completed the Financing.

(f)	Deliveries. The Purchaser shall have delivered or caused to be delivered to the Seller the following:

(i)	a share certificate representing the Share Consideration showing the Seller as the sole holder thereof;

(ii)	evidence satisfactory to the Seller, acting reasonably, that the Seller will be entered in the Corporate Records as the holder of record of the Share Consideration;

(iii)	certified copies of:

(A)	the articles and extracts from the by-laws of the Purchaser relating to the execution of documents;

(B)	the resolutions of the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement and the Acquisition Agreements; and

(C)	a list of the officers and directors of the Purchaser authorized to sign agreements together with their specimen signatures,

all in form and substance satisfactory to the Seller, acting reasonably;

(iv)	a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by appropriate government official of the jurisdiction of its incorporation;

(v)	the certificates referred to in Section 7.2(a) and Section 7.2(b);

(vi)	the Nomination Agreement, substantially in the form set out in Exhibit 7.2(f)(vi);

(vii)	the Promissory Note executed by the Purchaser, substantially in the form set out in Exhibit 7.2(f)(vii);

(viii)	a replacement letter of credit in respect of [Redacted – commercially sensitive information]; and

(ix)	a sublease in form and substance satisfactory to the Seller in respect of the premises located at [Redacted – commercially sensitive information].

(g)	Change in Law. Since the date of this Agreement, no Law, proposed Law or any change in any Law or in the interpretation or enforcement of any Law shall have been enacted which would prevent the Seller from completing the transaction contemplated in this Agreement or any of the Acquisition Agreements.

(h)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any effects or changes that, when considered individually or in the aggregate, are materially adverse to (a) the business, condition (financial or otherwise) or results of operations of the Purchaser or (b) the ability of the Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided that, the materially adverse effects or changes contemplated in this Section 7.2(h) shall not include any effects or changes, directly or indirectly, arising out of or attributable to: (A) general economic or political conditions; (B) conditions generally affecting the industries in which the Corporation operates; (C) any changes in financial or securities markets in general; (D) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (E) general outbreaks of illness (including the COVID-19 pandemic); (F) any action required or permitted by this Agreement; (G) any changes or proposed changes in applicable Laws or accounting rules or principles, including IFRS; or (H) the public announcement, pendency or completion of the transactions contemplated by this Agreement; provided that, in the case of (A), (B), (C), (D), (E) and (G), such effect or change does not impact the business, financial condition or result of operations of the Corporation disproportionately relative to other companies operating in the industry in which the Purchaser operates (a Purchaser MAE).

Article 8

Termination

8.1	Termination

This Agreement may be terminated at any time on or prior to the Outside Date:

(a)	by the Purchaser upon written notice to the Seller if, on the Outside Date, any of the conditions specified in Section 7.1 have not been satisfied in full unless the failure of the Closing to so occur has been caused by, or is a result of, a breach by the Purchaser of any of its representations or warranties or the failure of the Purchaser to perform any of its covenants or agreements under this Agreement;

(b)	by the Purchaser upon written notice to the Seller, if there has been a violation or breach by the Seller of any covenant, representation and warranty or other agreement contained in the Agreement such that any condition specified in Section 7.1 would be incapable of being satisfied by the Closing Date, and such violation or breach is not waived by the Purchaser or, in the case of a covenant breach, cured in accordance with Section 5.9;

(c)	by the Seller upon written notice to the Purchaser if, on the Closing Date, any of the conditions specified in Section 7.2 have not been satisfied in full unless the failure of the Closing to so occur has been caused by, or is a result of, a breach by the Seller of any of its representations or warranties or the failure of the Seller to perform any of its covenants or agreements under this Agreement;

(d)	by the Seller upon written notice to the Purchaser, if there has been a violation or breach by the Purchaser of any covenant, representation and warranty or other agreement contained in the Agreement such that any condition specified in Section 7.2 would be incapable of being satisfied by the Closing Date, and such violation or breach is not waived by the Seller or, in the case of a covenant breach, cured by the Purchaser in accordance with Section 5.9; or

(e)	by written agreement of the Parties.

8.2	Effect of Termination

(a)	If this Agreement is terminated pursuant to subsection 8.1(e), all obligations of the Parties pursuant to this Agreement will terminate without further liability of any Party to the other Party except for the provision of (i) Section 10.9 relating to expenses, (ii) Section 10.11 relating to public announcements, and (iii) this Section 8.2.

(b)	If the Agreement is terminated by a Party pursuant to any subsection of Section 8.1 (other than subsection 8.1(e) and the right to terminate arose because of a breach of the Agreement by the other Party (including a breach by the other Party resulting in a condition in favour of the terminating Party failing to be satisfied), then the other Party shall remain fully liable for any and all Damages suffered by the terminating Party as a result thereof.

Article 9

Indemnification and Remedies

9.1	Indemnification By the Seller: General Matters

The Seller shall indemnify, defend and hold harmless, the Purchaser and, to the extent named or involved in any third party action or claim, its affiliates and their respective employees, shareholders, directors, officers, representatives and related persons (collectively, the Purchaser Indemnified Persons) from and against, and shall pay and reimburse to the applicable Purchaser Indemnified Persons the amount of, any loss, cost, liability, fines, penalty, expenses obligation, claim and damages (including costs of investigation and defence and the full amount of all legal fees and other professional fees) (collectively, Damages), suffered by, imposed upon or asserted against, the applicable Purchaser Indemnified Persons as a result of, in respect of, connected with, or arising out of:

(a)	any incorrectness or breach of any representation or warranty made by the Seller in this Agreement;

(b)	any breach or non-fulfillment by the Seller of any covenant, condition or obligation of the Seller contained in this Agreement;

(c)	the Non-Gaming Reorganization and the arrangement contemplated by Section 5.14 including all the liabilities, debts, obligations arising out of or in connection with the Non-gaming Assets or Residual NG Assets;

(d)	any claim by any Person for brokerage or finder’s fees, commissions or similar payments based upon any agreement or understanding made or alleged to have been made by any such Person with the Seller or the Corporation (or any Person acting on their behalf) in connection with any of the transactions contemplated by this Agreement.

9.2	Indemnification by the Seller: Tax Matters

In addition to the provisions of Section 9.1, the Seller shall indemnify, defend and hold harmless, the Purchaser and the Purchaser Indemnified Persons (collectively, the Tax Indemnified Persons) from and against, and shall pay to the Tax Indemnified Persons on demand, any and all Tax Liabilities and related Damages arising with respect to the Non-Gaming Reorganization and the Corporation’s Pre-Closing Tax Periods including, but not limited to, Tax Liabilities and related Damages as a result of:

(a)	the transaction of purchase and sale contemplated in this Agreement;

(b)	any transactions or events that occur, or amounts that accrue or that are incurred, prior to the Closing (including, for greater certainty, any and all Tax Liabilities which become liabilities or obligations of the Purchaser or any of its Affiliates or any successor Person by one or more windings-up, amalgamations or other reorganizations); or

(c)	any Liability of the Corporation for any Taxes of any other Person as a transferee or successor, by contract or operation of Law (including Treasury Regulations Section 1.1502-6 or any similar or comparable provision of state, local or foreign Law), in each case, resulting from transactions or events that occur prior to the Closing.

9.3	Indemnification by the Purchaser

The Purchaser shall indemnify, defend and hold harmless, the Seller and, to the extent named or involved in any third party action or claim, its affiliates and their respective employees, shareholders, directors, officers, representatives and related persons (collectively the Seller Indemnified Persons) from and against, and shall pay and reimburse to the Seller and the Seller Indemnified Persons, the amount of any Damages suffered by, imposed upon or asserted against the Seller or any of the Seller Indemnified Persons as a result of, in respect of, connected with, or arising out of:

(a)	any incorrectness or breach of any representation or warranty made by the Purchaser in this Agreement;

(b)	any breach or non-fulfillment by the Purchaser of any covenant, condition or obligation of the Purchaser contained in this Agreement; or

(c)	any claim by any Person for brokerage or finder’s fees, commissions or similar payments based upon any agreement or understanding made or alleged to have been made by such Person with the Purchaser (or any Person acting on its behalf) in connection with any of the transactions contemplated in this Agreement.

9.4	Indemnification Procedure: Third Party Claims

(a)	Except for matters described in Section 9.5, if any claim, assertion or proceeding is made or commenced by a third party (a Third Party Claim) against the Purchaser or any Purchaser Indemnified Person or the Seller or any Seller Indemnified Person, as the case may be, (the Indemnified Person) in respect of which the Indemnified Person proposes to demand indemnification from a Party (the Indemnifying Party), the Indemnified Person shall give notice to that effect together with particulars of the Third Party Claim to its Indemnity Representative and the Indemnifying Party with reasonable promptness. The failure to give, or delay in giving, such notice will not relieve the Indemnifying Party of its obligations except and only to the extent of any actual prejudice caused to the Indemnifying Party by such failure or delay. From the time the Indemnified Person receives notice of the Third Party Claim, the Indemnified Person and the Indemnity Representative shall use Commercially Reasonable Efforts to protect their rights and the rights of the Indemnifying Party in respect of such Third Party Claim.

(b)	The Indemnifying Party shall have the right to participate in and may, by notice to the Indemnity Representative of the Indemnified Person given not later than 30 days after receipt of the notice described in Section 9.4(a), assume control of the defence, compromise or settlement of the Third Party Claim provided that:

(i)	the Indemnifying Party acknowledges its indemnity obligation in respect of such Third Party Claim, subject to the terms and conditions of this Agreement;

(ii)	the Third Party Claim does not relate to or arise in connection with any criminal proceeding, action, indictment, allegation or investigation;

(iii)	the Third Party Claim is not filed by a current material customer or supplier of the Business or the Corporation;

(iv)	the Third Party Claim does not seek any injunctive or other equitable relief; and

(v)	if the named parties in any Third Party Claim include both the Indemnifying Party and the Indemnified Person, representation by the same counsel would, in the opinion of counsel to the Indemnity Representative, still be appropriate notwithstanding any actual or potential differing interests between them (including the availability of different defences).

(c)	Upon assumption of control by the Indemnifying Party:

(i)	the Indemnifying Party shall actively and diligently proceed with the defence, compromise or settlement of the Third Party Claim at its sole cost and expense, retaining counsel reasonably satisfactory to the Indemnity Representative of the Indemnified Person; and

(ii)	the Indemnifying Party shall keep the Indemnity Representative of the Indemnified Person fully advised with respect to the status of the Third Party Claim (including supplying copies of all relevant documents promptly as they become available) and shall arrange for its counsel to inform the Indemnity Representative of the Indemnified Person on a regular basis of the status of the Third Party Claim; and

(iii)	the Indemnifying Party shall not consent to the entry of any judgement or enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent may not be unreasonably or arbitrarily withheld or delayed), except as provided in this Section 9.4(c)(iii). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within 10 days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume the defence of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim.

(d)	If the Indemnifying Party takes control of the defence in accordance with Section 9.4(b), the Indemnified Person and its Indemnity Representative may retain separate co-counsel at their sole cost and expense, and may participate in the defence of the Third Party Claim (provided the Indemnifying Party continues to control such defence).

(e)	Provided all the conditions set forth in Section 9.4(b) are satisfied and the Indemnifying Party is not in breach of any of its other obligations under this Section 9.4, the Indemnified Person and its Indemnity Representative shall, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party and use their Commercially Reasonable Efforts to make available to the Indemnifying Party all relevant information in their possession or under their control (provided that it does not cause either of them to breach any confidentiality obligations) and shall take such other steps as are, in the reasonable opinion of counsel for the Indemnifying Party, necessary to enable the Indemnifying Party to conduct such defence; provided always that:

(i)	no admission of fault may be made by or on behalf of the Purchaser, the Corporation or any Purchaser Indemnified Person without the prior written consent of the Purchaser;

(ii)	no admission of fault may be made by or on behalf of the Seller or any Seller Indemnified Person without the prior written consent of the Seller; and

(iii)	the Indemnified Person and the Indemnity Representative are not obligated to take any measures which, in the reasonable opinion of the Indemnity Representative’s legal counsel, could be prejudicial or unfavourable to the Indemnified Person.

(f)	If (i) the Indemnifying Party fails to give the Indemnity Representative the notice required in Section 9.4(b) or otherwise fails to comply with any of the conditions in Section 9.4(b), or (ii) the Indemnifying Party breaches any of its other obligations under this Section 9.4, the Indemnity Representative of the Indemnified Person may assume control of the defence, compromise or settlement of the Third Party Claim and retain counsel as in its sole discretion may appear advisable, the whole at the Indemnifying Party’s sole cost and expense. Any settlement or other final determination of the Third Party Claim will be binding upon the Indemnifying Party. The Indemnifying Party shall, at its sole cost and expense, cooperate fully with the Indemnity Representative of the Indemnified Person and use its Commercially Reasonable Efforts to make available to such Indemnity Representative all relevant information in its possession or under its control and take such other steps as are, in the reasonable opinion of counsel for the Indemnity Representative, necessary to enable the Indemnity Representative to conduct the defence. The Indemnifying Party shall reimburse the Indemnified Person and its Indemnity Representative promptly and periodically for the costs of defending against the Third Party Claim (including legal fees and expenses), and shall remain responsible for any Damages the Indemnified Person and the Indemnity Representative may suffer resulting from, arising out of, or relating to, the Third Party Claim to the fullest extent provided in this Article 9. If the Indemnified Party has assumed the defence of such Third Party Claim pursuant to this Section 9.4(f), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

9.5	Special Procedure – Tax Matters

(a)	The Purchaser shall give written notice to the Seller promptly (and, in any event, within 14 days) after receipt by a Tax Indemnified Person of any notice or inquiry, oral or written, from any Tax Authority in respect of a Tax Liability, including any assessment or proposed assessment, of the Corporation for a Pre-Closing Tax Period (a Tax Assessment). Such notice must set out the information with respect to the Tax Assessment that is then available to the Tax Indemnified Person. The failure to so notify the Seller does not relieve the Seller from any indemnification obligation which otherwise might exist with respect to such matter, unless (and only to the extent that) the failure to so notify materially prejudices the ability of the Seller to exercise its rights under this Section 9.5 or results in an increase in the amount of the Tax Liability provided that the failure to so notify the Seller within six (6) months of becoming aware of a Tax Assessment shall relieve the Seller from any indemnification obligation which otherwise might exist with respect to such matter.

(b)	The Seller has the right to undertake and control any proceedings, objection or other defence (a Tax Proceeding) of any Tax Assessment. The Purchaser shall provide the Seller with such information with respect to the Tax Liability as may become available to the Purchaser and the Purchaser shall cooperate with the Seller in the conduct of all Tax Proceedings relating to any Tax Assessment and related inquiries or investigations.

(c)	If the Seller does not indicate an intention to undertake any Tax Proceedings of any kind in respect of such Tax Assessment within 30 days after the Tax Indemnified Person has received and notified the Tax Assessment referred to in Section 9.5(a), the Purchaser may undertake and control the Tax Proceedings using counsel of its own choice. The Seller shall provide to the Purchaser information with respect to the Tax Liability as is reasonably available to the Seller, and the Seller shall cooperate with the Purchaser to the extent reasonably requested in the conduct, settlement, and disposition of all Tax Proceedings relating to any such Tax Assessment and related inquiries and investigations.

(d)	If a Tax Indemnified Person is required to make a payment of a Tax Liability assessed under a Tax Assessment in respect of which indemnification is required to be made under this Agreement, the Seller shall promptly (and, in any event, within 30 days of the date that the Purchaser notifies the Seller of the requirement to make the payment) reimburse the Tax Indemnified Person in respect of such payment. In addition, in the event that the amount of any Tax Liability assessed under a Tax Assessment in respect of which indemnification is required to be made under this Agreement would bear interest, the Tax Indemnified Person:

(i)	may pay the amount of the Tax Liability assessed under such Tax Assessment and the Seller shall promptly (and, in any event, within 30 days of the date that the Purchaser notifies the Seller of its determination) reimburse the Tax Indemnified Person in respect of such payment; and

(ii)	to the extent the amount of the Tax Liability has not been paid pursuant to (i) above and subject to the Tax Indemnified Person’s right of reimbursement for amounts paid pursuant to (i) above, will pay to the relevant Governmental Authority on account of the Tax Liability, any amount received by the Tax Indemnified Person from the Seller where the Seller instructs the Tax Indemnified Person to so pay.

If the total of the amounts previously paid by the Seller in respect of such Tax Liability is less than the amount so determined to be the amount of the Tax Liability, the Seller shall promptly (and, in any event, within 30 days of the time that the Purchaser notifies the Seller of the amount of the Tax Liability) pay to the Tax Indemnified Person the amount of the Tax Liability less the total of the amounts previously paid. If the total of the amounts previously paid by the Seller in respect of such Tax Liability exceeds the amount so determined to be the amount of the Tax Liability, the Tax Indemnified Person shall, upon receipt of any refund or credit of such Tax Liability, promptly (and, in any event, within 30 days of the receipt of such refund or credit) pay to the Seller the amount of such refund or credit (including any interest received by the Tax Indemnified Person after taking into account any Taxes payable by the Tax Indemnified Person in respect of such refund, credit or interest).

(e)	For purposes relevant to this Agreement, in the case of any Straddle Period, the amount of any Taxes based on or measured by income, gross or net sales, payments or receipts for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of any other Taxes for a Straddle Period that relate to the portion of such period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period, multiplied by a fraction, the numerator of which is the number of days during the Straddle Period prior to and including the Closing Date, and the denominator of which is the total number of days in such Straddle Period.

(f)	Following the Closing, the Purchaser and the Seller shall provide each other with such reasonable cooperation and information as either of them may request in relation to the filing of any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes, in each case, related to the Corporation for a Pre-Closing Tax Period at the expense of the requesting party to the extent that any out-of-pocket expenses or costs are incurred. Such cooperation and information shall include providing copies of relevant financial information and Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by Taxing Authorities. The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information made available under this Section 9.5(f). The Purchaser and the Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed or assessed (including, but not limited to, with respect to the transactions contemplated hereby) arising from a Tax Proceeding or otherwise.

(g)	At Seller’s cost and expense, Seller shall prepare and timely file (or cause to be prepared and timely filed) all income Tax Returns of the Corporation for any Taxable period ending on or before the Closing Date that are required to be filed after the Closing Date (Seller Prepared Tax Returns). Such Seller Prepared Tax Returns will be prepared in a manner consistent with and utilizing the accounting methods utilized in the preparation of the prior income Tax Returns of the Corporation, unless otherwise required by Law.

(h)	At Corporation’s cost and expense, Purchaser or the Corporation shall prepare and timely file (or cause to be prepared and timely filed) all income Tax Returns of the Corporation for any Straddle Period (Straddle Period Tax Returns). Such Straddle Period Tax Returns will be prepared in a manner consistent with and utilizing the accounting methods utilized in the preparation of the prior income Tax Returns of the Corporation, unless otherwise required by Law or unless the prior practices were not more likely than not correct. Purchaser shall provide drafts of the Straddle Period Tax Returns to Seller at least 15 days prior to the applicable filing deadline for the Straddle Period Tax Returns (or, in the case of any U.S. federal, state or local income Tax Return, at least 45 days prior to the applicable filing deadline) and such Straddle Period Tax Returns shall not be filed without the approval of the Seller (not to be unreasonably withheld, conditioned or delayed). The Seller shall provide its reasonable comments and requested changes to the Straddle Period Tax Returns, if any, to Purchaser at least 5 days prior to the due date of the Straddle Period Tax Returns (or, in the case of any U.S. federal, state or local income Tax Return, at least 25 days prior to the applicable filing deadline). If the Purchaser disagrees with any changes requested by the Seller, the Seller and the Purchaser shall use commercially reasonable efforts to reach agreement on any disputed items or amounts on such Straddle Period Tax Return. If the Seller and the Purchaser are unable to reach such agreement, they shall promptly engage the accounting firm in the manner prescribed by Section 2.4(c) to resolve any remaining disputes. Notwithstanding anything in Section 2.4(d) to the contrary, the fees and expenses relating to the work, if any, to be performed by such accounting firm in connection with the preparation and filing of such Straddle Period Tax Return shall be borne by the Purchaser. The Seller shall remit to the Corporation its share of Taxes due and owing on such Straddle Period Tax Returns, calculated in accordance with Section 9.5(e), at least 3 days prior to the due date of the Tax Return.

(i)	Without the prior written consent of the Seller (not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not cause the Corporation to, and shall not permit any of its Affiliates (including, after the Closing, for the avoidance of doubt, the Corporation) to cause the Corporation to, (i) file, re-file, supplement, or amend any Tax Return of the Corporation for any Tax period ending on or before the Closing Date, (ii) voluntarily approach any taxing authority regarding any Taxes or Tax Returns of the Corporation that were originally due on or before the Closing Date, or (iii) make an election under Section 338 of the Code (or any comparable applicable provision of U.S. state, local or non-U.S. Tax law) with respect to the transactions contemplated by this Agreement; but only if such actions in (i), (ii), or (iii) above would create a pre-Closing Tax liability upon the Seller.

(j)	All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the transaction of purchase and sale contemplated in this Agreement (Transfer Taxes) shall be borne by the Purchaser. The Party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other Party’s cooperation, and file such Tax Return and promptly provide a copy of such Tax Return to the other Party. Each Party agrees to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes. Notwithstanding the foregoing, the Parties acknowledge and agree that they are not aware of any Transfer Taxes that would be due.

9.6	Interest and Payment

Any amount required to be paid by an Indemnifying Party to an Indemnified Person, under this Article 9 bears interest at an annual rate of 3% accruing on a daily basis from the date on which a demand for payment is made until payment in full.

The Seller may satisfy any amount required to be paid to an Indemnified Person hereunder by reducing the amount of indebtedness outstanding under the Promissory Note by such amount.

9.7	Expiry of Liability

(a)	Except as set out in Sections 9.7(b) to 9.7(c), liability for breaches or non-fulfillment of the representations, warranties, obligations, conditions and covenants of the Seller or the Purchaser contained in this Agreement will terminate 12 months following the Closing Date, except:

(i)	in the case of the Fundamental Warranties, Purchaser Fundamental Warranties or fraud, intentional misrepresentation or deliberate or wilful breach, in which case liability will survive and continue in full force and effect without limitation of time; or

(ii)	to the extent that, during such period, the Indemnified Person or its Indemnity Representative has given notice to the Indemnifying Party of a claim in respect of any such representation, warranty, obligation, condition or covenant, in which case liability therefor will survive and continue in full force and effect until the final determination of such claim.

(b)	The representations and warranties of the Seller relating to the tax liability of the Corporation including those set forth in Sections 3.38 (and the Seller’s liability in connection therewith) and the Seller’s covenant to indemnify Tax Indemnified Persons in Section 9.2, will survive and continue in full force and effect for the benefit of the Purchaser until 30 days after the expiration of the applicable limitation periods contained in the Code and any other applicable tax Laws imposing tax on the Corporation subsequent to the expiration of which an assessment or reassessment or other form or recognized document assessing liability for Taxes, interest or penalties thereunder for the period ended on the Closing Date cannot be issued to the Corporation (such period to include any period extended by any agreement, waiver or arrangement with any Tax Authority, if such extension is requested, or consented to, in writing by the Seller).

(c)	The representations and warranties contained in Sections 3.1, 3.2, 3.7, 3.8, 3.9, 3.10 and 3.43 (the Fundamental Warranties) and the Seller’s liability in connection therewith will survive and continue in full force and effect indefinitely. The Purchaser Fundamental Warranties and the Purchaser’s liability in connection therewith will survive and continue in full force and effect indefinitely.

(d)	No Party or other Person is entitled to indemnification pursuant to this Article 9 unless such Party or other Person has given written notice of its claim for indemnification pursuant to Section 9.4(a) or Section 9.5(a), as the case may be, within the survival periods specified in the foregoing provisions of this Section 9.7 even if ultimate judgment or settlement of such claim occurs following such survival periods.

(e)	The Parties are aware of the provisions of the Limitations Act, 2002 (Ontario) and agree that (i) this agreement is a “business agreement” for purposes of that Act, and (ii) to the extent that the provisions hereof are found to be an agreement to vary or exclude a limitation period under that Act, such limitation period is deemed to have been suspended, extended, varied and excluded to the extent necessary to give full force and effect to the provisions of this Agreement.

9.8	Limitations on Liability

(a)	The obligation of the Seller to indemnify the Purchaser and any Purchaser Indemnified Person under Section 9.1(a) of this Agreement for Damages is subject to the following:

(i)	each of the representations and warranties made by a Party is deemed to have been made without the inclusion of or reference to limitations or qualifications as to materiality such as the word “material”, the phrase “in all material respects” or words or phrases of similar meaning and intent for purposes of calculating the value of claims pursuant to this Section 9.8;

(ii)	the Seller shall have no liability in this Agreement and no Damages may be recovered from the Seller unless the claims of the Purchaser, the Corporation and any Purchaser Indemnified Person for indemnification under Section 9.1(a) exceed in the aggregate, $275,000, in which case the Seller shall be required to pay or be liable for the amount of Damages exceeding $275,000; and

(iii)	Notwithstanding any other provision of this Agreement (but subject to Section 9.8(b)), the liability of the Seller in respect of claims of the Purchaser and any Purchaser Indemnified Person for Damages under Section 9.1(a) of this Agreement shall not exceed, in the aggregate, (i) $18,000,000 for claims for indemnification for matters not connected to a breach of a Fundamental Warranty and (ii) the Purchase Price for claims for indemnification for matters connected to a breach of a Fundamental Warranty.

(b)	The limitations set forth in Section 9.8(a) shall not apply to any claim for indemnification in the event of fraud, intentional misrepresentation or wilful breach or misconduct.

(c)	The liability of the Purchaser in respect of claims by the Seller or any Seller Indemnified Person for Damages shall not exceed, in the aggregate, (i) $18,000,000 for claims for indemnification for matters other than a breach of a Purchaser Fundamental Warranty and (ii) the Purchase Price (as may be adjusted hereunder) for a breach of a Purchaser Fundamental Warranty.

9.9	Procedures for Indemnification – Direct Claims

A claim for indemnification for any matter not involving a Third Party Claim must be asserted by notice (setting out in reasonable detail the factual basis for the claim and the amount of potential Damages arising from it) to the Party from whom indemnification is sought within the periods specified in Section 9.7 of this Agreement and will be subject, at all times, to the provisions of Sections 9.6 and 9.8 mutatis mutandis.

9.10	Agency for Non-Parties

Each Party hereby accepts each indemnity in favour of its indemnified Persons who are not Parties as agent and trustee for and on their behalf. A Party may enforce an indemnity in favour of any of that Party’s indemnified Persons on behalf of each such Person.

9.11	Tax Treatment

Any amount payable as an indemnity payment under this Article 9 shall be treated by the Parties as an adjustment to the Purchase Price.

Article 10

Notices

10.1	Notices

Any notice, consent, waiver or other communication given under this Agreement or any Acquisition Agreement must be in writing and shall be given by delivering it (personally or by nationally recognized courier) or sending it by facsimile or electronic mail addressed:

(a)	to the Purchaser at:

Enthusiast Gaming Holdings Inc.

90 Eglinton Ave East
Suite 805
Toronto, Ontario
M4P 2Y3

Attention: Adrian Montgomery, Chief Executive Officer

Email: [Redacted – personal information]

with a copy (which does not constitute notice to the Purchaser) to:

Norton Rose Fulbright Canada LLP

Attention: Walied Soliman, Chair

Email: [Redacted – personal information]

(b)	to the Seller at:

Blue Ant Media Inc.

130 Merton St
Suite 200
Toronto, Ontario
M4S 14A

Attention: Michael Macmillan, Chief Executive Officer

Email: [Redacted – personal information]

with a copy (which does not constitute notice to the Seller) to:

Blue Ant Media Inc.

130 Merton St
Suite 200
Toronto, Ontario
M4S 14A

Attention: Astrid Zimmer, Executive Vice President, Legal & Business Affairs

Email: [Redacted – personal information]

Any such communication is deemed to have been duly given (a) if delivered personally, on the day of delivery, (b) if sent by a nationally recognized courier service (delivery receipt requested) with charges paid by the sender, on the later of (i) the first Business Day following the date of dispatch, or (ii) the scheduled day of delivery by such service, (c) if sent by facsimile (with confirmation of transmission), on the day so sent if the day is a Business Day and the transmission was sent prior to 5 pm (Toronto time) and otherwise on the next Business Day, and (d) if sent by electronic mail on the date so sent, if the day is a Business Day and the email was sent prior to 5 pm (Toronto time) and otherwise on the next Business Day. In the case of electronic mail, receipt of each communication must be confirmed by the recipient by the end of the next Business Day or, if not so confirmed, must be followed by the dispatch of a copy of such communication pursuant to one of the other methods described above; provided however that such email notice shall be deemed to have been given on the date stipulated in (d) above. A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

10.2	Entire Agreement

This Agreement together with the Acquisition Agreements and all other Transaction Documents delivered at Closing constitutes the entire agreement between the Parties and supersedes all prior agreements, understandings, negotiations and discussions relating to the subject matter thereof, whether oral or written. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties relating to the subject matter hereof except as specifically set forth in this Agreement, the Acquisition Agreements and the other Transaction Documents delivered at Closing. Neither Party has relied or is relying on any other information, discussions or understandings in entering into and completing the transactions contemplated in this Agreement. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any Transaction Document, the provisions of this Agreement will govern.

10.3	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement of the Seller and the Purchaser.

10.4	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. Any waiver by a Party of any provision of this Agreement is effective only if in writing and signed by a duly authorized representative of such Party.

10.5	Severability

If any provision of this Agreement is determined by an arbitrator or a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

10.6	Assignments

(a)	This Agreement will become effective when executed by the Parties and thereafter will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Party provided that the Seller’s consent shall not be unreasonably withhold or delayed in connection with an assignment of this agreement to an affiliate of the Purchaser. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

10.7	Third Party Beneficiaries

Except as otherwise expressly provided in this Agreement, the Parties do not intend that this Agreement benefit or create any legal or equitable right, remedy or cause of action in, or on behalf of, any Person other than a Party and no Person, other than a Party, is entitled to rely on the provisions of this Agreement in any proceeding. Without limiting the generality of the foregoing, the consent of the Corporation, a Seller Indemnified Person or a Purchaser Indemnified Person is not required for any amendment or waiver of, or other modification to, this Agreement or any Transaction Document including any rights of indemnification to which such Person may be entitled.

10.8	Time of the Essence

Time is of the essence in this Agreement.

10.9	Expenses

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, brokers, investment advisers, consultants and accountants) incurred in connection with this Agreement and the transactions contemplated herein are to be paid by the Party incurring such expenses. If this Agreement is terminated, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by the other Party.

10.10	Further Assurances

From time to time after the Closing, each Party will, at the request of the other Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such further and other acts or things as may be reasonably required to give effect to, and carry out the intent of, this Agreement and each of the Acquisition Agreements.

10.11	Announcements

No press release or other public announcement with respect to this Agreement or any of the Acquisition Agreements or any transaction contemplated therein is to be made by a Party unless and until the text of the announcement and the time and manner of its release have been approved by the other Party. However, if a Party is bound by Law to make a press release or other public announcement, such Party may do so, notwithstanding the failure of the other Party to approve same, provided (a) the other Party is given at least three Business Days prior written notice of the intention to make such announcement and has a reasonable opportunity to comment on the announcement, and (b) the announcement merely relates the facts and then only to the extent necessary to satisfy the specific legal requirement.

10.12	Counterparts

This Agreement may be executed in any number of separate counterparts (including by facsimile or other electronic means) and all such signed counterparts will together constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its signature on the execution page hereof to the other Parties by facsimile or other means of recorded electronic transmission (including in PDF form) and such transmission shall constitute valid delivery of an executed copy of this Agreement to the receiving Party.

10.13	Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to it be drawn-up in the English language only. Les Parties aux présentes confirment avoir requis que cette convention et autres communications s’y rapportant soient rédigés en langue anglaise seulement.

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

ENTHUSIAST GAMING HOLDINGS INC.

By:	(signed) “Adrian Montgomery”
Authorized Signing Officer

BLUE ANT MEDIA SOLUTIONS INC.

By:	(signed) “Michael MacMillan”
Authorized Signing Officer

(Signature Page for Share Purchase Agreement)

EXHIBIT 7.1(G)(V) – FORM OF RELEASE

RELEASE

TO:	Omnia Media Inc. (the Corporation)

AND TO:	Blue Ant Media Solutions Inc. (the Seller)

AND TO:	Enthusiast Gaming Holdings Inc. (the Purchaser)

DATED	●, 2020

In consideration of the closing of the transaction of purchase and sale contemplated in the share purchase agreement dated ●, 2020, between the Seller and the Purchaser and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), [name of person] (the Individual), for and on behalf of [himself/herself] and the Individual’s heirs, executors, administrators and personal representatives (collectively, the Individual Parties), hereby unconditionally releases and forever discharges the Corporation and each of the Corporation’s affiliates, subsidiaries, shareholders (including the Seller), predecessors, successors and assigns, and each of their officers, directors, and employees (collectively, the Corporate Parties) from any and all claims, demands, causes of action, suits, proceedings, counterclaims crossclaims and complaints of any nature or kind whatsoever (collectively, Claims) which the individual ever had, now has or hereafter may have, for, or by reason of, or in any way arising out of, or in connection with, any cause, matter or thing whatsoever relating to (a) the Individual having been a director, officer or employee of the Corporation, and (b) the termination of the Individual’s relationship with the Corporation in such capacity; in each case, whether arising contractually, at common law or under any applicable legislation (including any and all Claims by the Individual for bonuses, allowances, incentive payments, change of control payments, shares, stock options, director’s fees or other benefits).

The foregoing release shall not apply to any Claim arising in respect of, or in connection with:

(a)	the indemnity agreement dated ●;

(b)	any rights of indemnification by the Corporation under applicable corporate law or the constating documents of the Corporation;

(c)	the Individual’s entitlement, if any, to any insurance maintained for the benefit or protection of existing or former directors and officers of the Corporation, including, without limitation, directors’ and officers’ liability insurance (including “run off” directors’ and officers’ liability insurance); or

(d)	any outstanding director’s fees that have been earned prior to the date hereof.

The Individual acknowledges and agrees as follows:

(a)	the Individual has read the entirety of this Release; and

(b)	the Individual has received or has declined the opportunity to receive independent legal advice before executing this Release.

1

EXHIBIT 7.1(G)(V) – FORM OF RELEASE

The provisions of this Release shall enure to the benefit of the Corporation, the Seller and the other Corporate Parties and shall be binding upon the Individual and [his] [her] heirs, administrators, executors and personal representatives, as the case may be.

[Signature page follows]

2

IN WITNESS WHEREOF the Individual has executed this Release as of the date first above written.

[Witness]	[Name of Individual]

(Signature page to Release)

EXHIBIT 7.1(G)(VI) – FORM OF NON-COMPETITION AND NON-SOLICITATION

AGREEMENT

Redacted -commercially sensitive information

EXHIBIT 7.1(G)(VII) – FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

THIS AGREEMENT is made as of the day of , 2020.

BETWEEN:

ENTHUSIAST GAMING HOLDINGS INC., a corporation incorporated under the laws of the Province of British Columbia (the “Enthusiast”),

– and –

BLUE ANT MEDIA SOLUTIONS INC., a corporation incorporated under the laws of Canada (“Blue Ant”) and together with Enthusiast, the “Parties”).

RECITALS:

A.	Enthusiast and Blue Ant entered into a share purchase agreement dated August ●, 2020 (the “Share Purchase Agreement”), pursuant to which Enthusiast will purchase all of the issued and outstanding shares of Omnia Media Inc., a wholly owned subsidiary of Blue Ant, from Blue Ant (the “Transaction”).

B.	Blue Ant will receive, among other forms of consideration, 18,250,000 common shares of Enthusiast under the Transaction in accordance with the Share Purchase Agreement (collectively, the “Lock-Up Shares”).

C.	Pursuant to the Share Purchase Agreement, it is a condition to the consummation of the Transaction that the Lock-Up Shares shall be subject to lock-up in accordance with the terms of this Lock-Up Agreement.

NOW THEREFORE in consideration of the mutual covenants in this Lock-Up Agreement and for other consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE I

INTERPRETATION

1.1	Definitions

Capitalized terms not otherwise defined in this Lock-Up Agreement shall have the meanings attributable to them in the Share Purchase Agreement.

1.2	Certain Rules of Interpretation

In this Lock-Up Agreement:

(a)	Time – Time is of the essence in and of this Lock-Up Agreement. Unless otherwise specified, time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

(b)	Statutory References – Any reference to a statute shall mean the statute in force as at the date of this Lock-Up Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

(c)	Business Days – Whenever any action to be taken pursuant to this Lock-Up Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

(d)	Headings – The descriptive headings preceding Articles and Sections of this Lock-Up Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Lock-Up Agreement into Articles and Sections shall not affect the interpretation of this Lock-Up Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Lock-Up Agreement, it means “including without limitation” or “includes without limitation”.

(f)	Plurals and Gender – The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Lock-Up Agreement to such persons or circumstances as the context otherwise permits.

ARTICLE II

LOCK-UP RESTRICTIONS

2.1       Prohibition on Transfer

(1)	Except as expressly provided in this Lock-Up Agreement or with the prior written consent of Enthusiast in its sole discretion, Blue Ant hereby irrevocably and unconditionally agrees that during the Lock-Up Period (as defined below), the Lock-Up Shares and the beneficial ownership of or any interest in them and in any certificate and other instrument or documentation, as the case may be, evidencing them shall not, in any manner, directly or indirectly, be sold, assigned, transferred, optioned, swapped, gifted, hypothecated, pledged or otherwise encumbered, alienated, disposed, shorted, hedged, monetized (including entering into any agreement, arrangement, commitment or understanding that would require reporting under Multilateral Instrument 55-103 –

Insider Reporting for Certain Derivative Transactions (Equity Monetization)), or otherwise offered, contracted or dealt with in any manner which has the economic effect of any of the foregoing acts, on a current or prospective basis, or agreeing or publicly announcing any intention to do any other foregoing (all of the foregoing, being a “Transfer”); provided that the foregoing shall not prevent or restrict Blue Ant from pledging the Lock-Up Shares or otherwise granting security in the Lock-Up Shares to any lender of Blue Ant or its affiliates as security under a loan agreement or credit facility so long as such pledgee acknowledges and agrees that such Lock-Up Shares, as pledged, are subject to the Lock-Up Restrictions in this Agreement.

(2)	Blue Ant hereby irrevocably and unconditionally authorizes Enthusiast, during the period in which Transfer of any of the Lock-Up Shares is restricted pursuant to Section 2.1(1) (the “Lock-Up Restrictions”), to decline to transfer and/or to note stop transfer restrictions on the transfer books and records of Enthusiast with respect to the respective Lock-Up Shares.

2.2       Release from Lock-Up Restrictions

Without further instruction or consent from Enthusiast, and without any prior notice to Enthusiast, the Lock-Up Shares issued to Blue Ant shall be released from any Transfer restrictions set out in Section 2.1 in respect thereof in accordance with the terms set forth below:

i.	in respect of the first 50% of the Lock-Up Shares, the date that is 180 days following the date of this Agreement;

ii.	in respect of the second 25% of the Lock-Up Shares, the date that is 270 days following the date of this Agreement; and

iii.	in respect of the balance of the Lock-Up Shares, the date that is 360 days following the date of this Agreement (collectively, the “Lock-Up Period”).

2.3	Certificates, Instruments and Documentation

Each of Blue Ant hereby irrevocably and unconditionally agrees that the certificates or other instrument or documentation evidencing its respective Lock- Up Shares shall bear a legend indicating in form and substance that such shares are subject to the terms and provisions of this Lock-Up Agreement.

2.4	Representations and Warranties; Covenants; Survival

Blue Ant hereby represents and warrants that it has power and authority to enter into this Lock-Up Agreement, and that, upon the reasonable request of Enthusiast, it will execute any additional documents necessary or desirable in connection with the enforcement hereof. All authority herein conferred or agreed to be conferred shall and any obligations of Blue Ant shall be binding upon the heirs, representatives, successors and permitted assigns thereof.

ARTICLE III

CORPORATE TRANSACTIONS

3.1	Cash Distributions

If during the period in which Transfer of any of the Lock-Up Shares is subject to the Lock-Up Restrictions, any cash distribution, cash dividend or other cash payment is declared and/or paid in respect of the Lock-Up Shares, any such distribution, dividend or other payment shall accrue to the benefit of Blue Ant and shall not be subject to the Lock-Up Restrictions.

3.2	Voting Rights

Notwithstanding any of the Lock-Up Restrictions, Blue Ant shall retain and have the right to exercise all voting rights, if any, attached or relating to its respective Lock-Up Shares.

3.3	Control Transactions

Notwithstanding the Lock-up Restrictions, Blue Ant may tender any of its respective Lock-Up Shares to a Person making a formal take- over bid for all outstanding securities of Enthusiast, a purchase of all or substantially all of the assets of Enthusiast, plan of arrangement, merger or similar transaction which results in those shareholders that control Enthusiast prior to the Transaction not controlling Enthusiast following to the Transaction or pursuant to an intervening court order (each, a “Control Transaction”); provided that if the Control Transaction is not completed for any reasons, such Lock-Up Shares shall continue to be subject to the Lock-Up Restrictions.

3.4	Affiliate Transactions

Notwithstanding the Lock-Up Restrictions, this Lock -Up Agreement shall not restrict Blue Ant from transferring its respective Lock-Up Shares to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined or interpreted under applicable securities Laws) of Blue Ant; provided, however, that such transfer will not take occur unless the transferee of such transfer first agrees in writing to be bound by the terms of this Lock-Up Agreement.

ARTICLE IV

MISCELLANEOUS

4.1	Further Assurances

The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Lock-Up Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Lock-Up Agreement and carry out its provisions.

4.2	Assignment and Enurement

Neither this Lock-Up Agreement nor any benefits or duties accruing under this Lock-Up Agreement shall be assignable by any Party without the prior written consent of each of the other Parties. Subject to the foregoing, this Lock-Up Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

4.3	Severability

If, in any jurisdiction, any provision of this Lock-Up Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be restricted, invalid or unenforceable, such provision shall be severed from the balance of this Lock-Up Agreement and (a) the remainder of this Lock-Up Agreement or the application of such provision or portion thereof to any other Person or circumstance shall, as to such jurisdiction, not be affected thereby; and (b) the Parties will negotiate in good faith to amend this Lock-Up Agreement to implement the intentions set forth herein. Each provision of this Lock-Up Agreement shall be valid and enforceable to the fullest extent permitted by Law.

4.4	Governing Law and Jurisdiction for Disputes

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. All of the Parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario for the purposes of this Lock-Up Agreement.

4.5	Counterparts; Electronic Signatures

This Lock-Up Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original. All such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Lock-Up Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of scanned email or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

4.6	Specific Performance

Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Lock-Up Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that, without posting bond or other undertaking, the other Parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Lock-Up Agreement and to seek to enforce by specific performance this Lock-Up Agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity and each of the Parties hereby waives any and all defences which could exist in its favour in connection with such enforcement and waives any requirement for security or the posting of any bond in connection with such enforcement.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the Parties have duly executed this Lock-Up Agreement as of the date first written above.

ENTHUSIAST GAMING HOLDINGS INC.

Per:
Name:
Title:

BLUE ANT MEDIA SOLUTIONS INC.

Per:
Name:
Title:

EXHIBIT 7.2(F)(VI) – FORM OF NOMINATION AGREEMENT

Dated ●

ENTHUSIAST GAMING HOLDINGS INC.

And

BLUE ANT MEDIA SOLUTIONS INC.

NOMINATION RIGHTS AGREEMENT

NOMINATION AGREEMENT

Nomination Rights Agreement (“Agreement”) made as of the ● day of August, 2020 among Enthusiast Gaming Holdings Inc. (“EGLX”), a corporation formed under the laws of the Province of British Columbia and Blue Ant Media Solutions Inc. (“Blue Ant”), a corporation formed under the laws of Canada.

RECITALS:

(a)	Blue Ant and EGLX have entered into a share purchase agreement dated August ●, 2020 (the “Purchase Agreement”) pursuant to which the Blue Ant has agreed to sell all of the issued and outstanding shares in the capital of Omnia Media Inc. (“Omnia”), and EGLX has agreed to purchase such shares, on and subject to the terms and conditions set out in the Purchase Agreement;

(b)	The Purchase Agreement contemplates Blue Ant having the right to the nominate a member to the board of directors of EGLX (the “Board”); and

(c)	EGLX and Blue Ant wish to enter into this Nomination Agreement to set out the terms and conditions upon which Blue Ant shall be entitled to nominate a member to the Board

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE I

INTERPRETATION

Section 1.1	Definitions

In this Agreement:

“Act” means the Business Corporations Act (British Columbia);

“affiliate” of any Person means another Person that would be considered to be an affiliate of such first mentioned Person for the purposes of National Instrument 45- 106 - Prospectus Exemptions;

“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this agreement, including all of its schedules and all instruments supplementing, amending or confirming this agreement. All references to “Articles” or “Sections” refer to the specified Article or Section of this Agreement;

“Board” has the meaning ascribed thereto in recital (b) to this Agreement;

“Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in Toronto, Ontario, Canada are not open for business during normal banking hours;

“Conditions” has the meaning ascribed thereto in Section 2.3(a);

“Consideration Shares” means Shares issued under the Purchase Agreement as Share Consideration (as defined in the Purchase Agreement);

“Consideration Shares Interest” means, in respect of Blue Ant at a particular time, the quotient that is obtained by dividing (i) the equivalent number of Shares owned beneficially by Blue Ant at the relevant time by (ii) the aggregate number of Consideration Shares;

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“Director Thresholds” means Blue Ant beneficially (i) holding at least a 10% Equity Interest and (ii) at least a 75% Consideration Shares Interest;

“Directors Election Meeting” means any meeting of shareholders of EGLX at which directors of EGLX are to be elected;

“EGLX” means Enthusiast Gaming Holdings Inc.;

“Equity Interest” means, in respect of Blue Ant at a particular time, the quotient that is obtained by dividing (i) the number of Shares owned beneficially by Blue Ant at the relevant time by (ii) the aggregate number of Shares issued and outstanding at the relevant time on an non-diluted basis;

“Exercise Notice” means a written notice provided by Blue Ant to EGLX of Blue Ant’s intention to exercise the nomination rights provided for herein, which Exercise Notice shall identify the initial Blue Ant Nominee;

“Blue Ant” means Blue Ant Media Solutions Inc.;

“Blue Ant Nominee” means an individual designated by Blue Ant in a Nomination Letter and who meets the Conditions;

“Meeting Notice” has the meaning ascribed thereto in Section 2.2(a);

“Nomination Letter” has the meaning ascribed thereto in Section 2.2(b);

“Omnia” has the meaning ascribed thereto in recital (a) to this Agreement;

“Parties” means Blue Ant and EGLX and “Party” means any of them;

“Person” means an individual, body corporate with or without share capital, partnership, joint venture, entity, unincorporated association, syndicate, firm, sole proprietorship, trust, pension fund, union, board, tribunal, governmental or quasi-governmental authority and the heirs, beneficiaries, executors, legal representatives or administrators of an individual;

“Purchase Agreement” has the meaning ascribed thereto in recital (a) to this Agreement; and

“Shares” means the common shares of EGLX.

Section 1.2 Calculation of Time

Unless otherwise specified, time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

Section 1.3 Business Days

Whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken on the first Business Day following such day.

Section 1.4 Headings

The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of

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such Articles or Sections. The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.

Section 1.5	Plurals and Gender

Words in the singular include the plural and vice versa and words in one gender include all genders.

Section 1.6	Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder) as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise stated.

Section 1.7	Other References

“Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.

Section 1.8	Deemed Satisfaction of Director Threshold

For purposes of this Agreement, if at any time Blue Ant ceases to satisfy subparagraph (i) of the Director Thresholds, Blue Ant will be deemed not to be below the Director Threshold for a period of 30 days, during which period Blue Ant will be entitled to acquire Shares to bring its holdings of the outstanding Shares to meet subparagraph (i) the Director Threshold.

ARTICLE II

NOMINATION RIGHTS

Section 2.1	Director Nominee

(a)	Provided that both Director Thresholds are met, and subject to the other provisions of this Agreement, following delivery of an Exercise Notice, EGLX (acting through the Board) shall:

(i)	effect the appointment of the initial Blue Ant Nominee within five (5) Business Days following the date the Exercise Notice is delivered.

(ii)	include the Blue Ant Nominee among the Board’s nominees as directors of EGLX to be nominated at each Directors Election Meeting and shall recommend that shareholders vote in favour of the election or re-election (as applicable) of the Blue Ant Nominee.

(b)	Blue Ant shall, in its sole discretion, be entitled to remove the Blue Ant Nominee from office and to name for appointment to the Board another person designated by Blue Ant in his or her place. Upon receipt of notice from Blue Ant requiring the removal of the Blue Ant Nominee pursuant to this Section 2.1(b), EGLX shall procure that the Board (i) promptly takes commercially reasonable efforts to effect such removal and (ii) appoints another person designated by Blue Ant in place of such Blue Ant Nominee within five (5) Business Days following the date such Blue Ant Nominee is so removed.

(c)	So long as Blue Ant meets both Directors Thresholds, if at any time, as a result of his or her death, resignation, disqualification, removal (with or without cause) or otherwise, there exists a vacancy on the Board with respect to the director nominated, or entitled to be nominated, by Blue Ant, or for any other reason there is at any time no director nominated by Blue Ant serving on the Board, EGLX (acting through the Board) shall take all steps required to fill such vacancy or replace such nominee with an individual selected by Blue Ant, and such Blue Ant Nominee shall meet the Conditions below, and thereafter such individual shall serve and/or be nominated

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as the “Blue Ant Nominee” under this Agreement and EGLX shall not, without the written consent of Blue Ant, permit the vacancy to be otherwise filled.

Section 2.2	Nominating Procedure.

(a)	EGLX shall give written notice (the “Meeting Notice”) to Blue Ant of any proposed Directors Election Meeting at least 60 days and not more than 120 days prior to the date of such proposed Directors Election Meeting, which Meeting Notice shall specify the expected record date and Directors Election Meeting date.

(b)	At least 45 days and no more than 90 days before each Directors Election Meeting, Blue Ant will deliver to EGLX (or such committee as is responsible for board nominations) in writing the name of the Blue Ant Nominee together with the information regarding the Blue Ant Nominee (including the number of Shares owned or controlled by the Blue Ant Nominee) that EGLX is required to include in an information circular of EGLX to be sent to shareholders of EGLX in respect of such Directors Election Meeting and such other information, including a biography of the Blue Ant Nominee, that is consistent with the information EGLX intends to publish about management nominees as directors of EGLX in such information circular (the “Nomination Letter”).

(c)	If Blue Ant fails to deliver a Nomination Letter to EGLX at least 45 days before the applicable Directors Election Meeting and there is no Blue Ant Nominee on the Board at that time, Blue Ant shall be deemed to have not designated any nominee for election as a director at the next Directors Election Meeting, or if there is a Blue Ant Nominee serving as a director of EGLX at that time, Blue Ant shall be deemed to have nominated the same Blue Ant Nominee that serves as director of EGLX at such time.

Section 2.3	Conditions

(a)	Notwithstanding anything to the contrary in this Agreement, the Blue Ant Nominee shall, at all times while serving on the Board, satisfy the following conditions as reasonably determined by the Board (such conditions referred to as the “Conditions”):

(i)	meet the qualification requirements to serve as a director under the Act, applicable Canadian securities laws and the rules of any stock exchange on which the Shares are then listed;

(ii)	execute a consent to act as a director as required under the Act;

(iii)	if required by the stock exchange on which the Shares are then listed, execute a Personal Information Form in the form required by such stock exchange; and

(iv)	acknowledge and agree to be bound by this Agreement with respect to the obligations of the Blue Nominee.

(b)	Notwithstanding anything to the contrary in this Agreement, if at any time the Blue Nominee ceases to satisfy any of the Conditions, Blue Ant shall use reasonable commercial efforts to cause the Blue Nominee to tender his or her resignation from the Board, which the Board may accept or reject, and the provisions of Section 2.1(c) shall apply mutatis mutandis.

Section 2.4	Status of Blue Ant’s Nominee and Committee Participation

(a)	While serving on the Board and any committee thereof, the Blue Ant Nominee shall:

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(i)	be treated the same as the other members of the Board including, with respect to representation on the committees of the Board (whether existing on the date hereof or created hereafter);

(ii)	be entitled to all the rights and privileges of the other members of the Board and committee members, including, without limitation, access to EGLX’s outside advisors; and

(iii)	be entitled to be indemnified by EGLX on the same terms as other members of the Board and be included in EGLX’s D&O insurance policy on the same terms as other members of the Board;

provided, however, that the Blue Ant Nominee shall not be entitled to participate in or observe, and shall upon the good faith request of the Board or any such committee recuse himself or herself from, any meeting or portion thereof at which the Board or any such committee is evaluating and/or taking action with respect to the exercise of any of EGLX’s rights or enforcement of any of the obligations of Blue Ant under this Agreement or the Purchase Agreement.

(b)	EGLX shall:

(i)	enter into an indemnification agreement with the Blue Nominee consistent with EGLX’s practices; and

(ii)	acquire for the Blue Ant Nominee liability insurance on the same terms as the other members of the Board; and

(c)	The Blue Ant Nominee shall be entitled to compensation and reimbursement of expenses by EGLX in connection with the Blue Ant Nominee’s service as a member of the Board and as a member of any committee of the Board identical to the compensation and expense reimbursement provided to all other non-management directors of EGLX.

(d)	The Blue Ant Nominee shall not be restricted from participating on any committees of the Board. So long as a Blue Ant Nominee serves as a member of the Board, such Blue Ant Nominee shall be entitled, but not obligated, to serve on each committee of the Board (including executive (if any), audit, compensation, nomination and governance and any special committee formed by the Board for any reason) provided that the Blue Ant Nominee satisfies the eligibility criteria under applicable law for such committee.

(e)	EGLX covenants and agrees that for so long as Blue Ant is entitled to designate a Blue Ant Nominee, the total number of directors on the Board shall not exceed nine.

Section 2.5	Covenants of Blue Ant

(a)	Blue Ant shall provide EGLX with written notice within 10 days following the date that Blue Ant becomes aware that it ceases to meet the Director Threshold, in which case Blue Ant’s nomination rights hereunder shall cease to apply effective as of the date that EGLX publicly files notice of the meeting and record date for the next Directors Election Meeting.

(b)	Blue Ant agrees to vote all Shares over which it exercises control or direction in favor of the Board’s slate of nominees for election as directors at each Directors Election Meeting provided that such slate includes the Blue Ant Nominee.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of EGLX

EGLX represents and warrants to Blue Ant that:

(a)	this Agreement, and all other documents to be delivered or executed by it in accordance with the provisions hereof, have been duly authorized by all necessary corporate action on the part of EGLX and each has been duly executed and delivered by EGLX, and this Agreement and such documents constitute valid and legally binding obligations of EGLX enforceable in accordance with its terms except as enforcement thereof may be limited by bankruptcy or insolvency laws and except as limited by the application of equitable principles; and

(b)	the execution and delivery of this Agreement, the performance by EGLX of its obligations hereunder, and the execution and delivery of all other documents contemplated hereby, do not and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (i) the organizational documents of EGLX or (ii) the resolutions of the shareholders of EGLX or the board of directors of EGLX (or any committee thereof) which are in effect at the date hereof.

Blue Ant represents and warrants to EGLX that:

(c)	this Agreement, and all other documents to be delivered or executed by it in accordance with the provisions hereof, have been duly authorized by all necessary corporate action on the part of Blue Ant and each has been duly executed and delivered by Blue Ant, and this Agreement and such documents constitute valid and legally binding obligations of Blue Ant enforceable in accordance with its terms except as enforcement thereof may be limited by bankruptcy or insolvency laws and except as limited by the application of equitable principles; and

(d)	the execution and delivery of this Agreement, the performance by Blue Ant of its obligations hereunder, and the execution and delivery of all other documents contemplated hereby, do not and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (i) the organizational documents of Blue Ant or (ii) the resolutions of the shareholders of Blue Ant or the board of directors of Blue Ant (or any committee thereof) which are in effect at the date hereof.

ARTICLE IV

TERMINATION AND ABANDONMENT

Section 4.1	Termination

This Agreement may be terminated at any time by mutual consent of the Parties, and, subject to Section 2.1(a) and Section 1.8 of this Agreement, shall automatically terminate and be of no force and effect on the date that EGLX publicly files notice of the meeting and record date for the next Directors Election Meeting following the date that Blue Ant ceases to meet either Director Threshold.

Section 4.2	Effect of Termination

In the event of the termination of this Agreement as provided in Section 4.1, this Agreement shall be of no further force or effect and all rights and obligations of the Parties hereto shall be at an end; provided that the provisions of Section 2.4(a)(iii), Section 5.3, Section 5.4 Section 5.8 and Section 5.11 shall survive the termination of this Agreement.

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ARTICLE V

GENERAL

Section 5.1	Application of this Agreement

In calculating the Director Threshold, account shall be taken of any shares or other securities:

(a)	resulting from the conversion, exchange, reclassification, redesignation, subdivision, consolidation of or other change to any of the Shares held directly or indirectly by Blue Ant; or

(b)	of EGLX or any successor body corporate that may be received by Blue Ant on a merger, amalgamation, arrangement or other reorganization of or including EGLX; and

Prior to any action referred to in (a) or (b) above being taken, the Parties shall have consulted with each other and given due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 5.1.

Section 5.2	Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

Section 5.3	Expenses

Each of the Parties hereto shall pay for their own respective expenses and fees or other charges payable on or in connection with the execution and delivery of this Agreement. For greater certainty, each of the Parties hereto shall be responsible for the fees and expenses of its own legal counsel incurred in connection with the entering into of this Agreement and all transactions contemplated in this Agreement.

Section 5.4	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

Section 5.5	Amendments and Waiver

Any amendment or waiver of, any provision of this Agreement shall be in writing and in the case of any amendment, signed by the Parties.

Section 5.6	Assignment and Enurement

This Agreement shall not be assignable by any Party without the written consent of the other Party. This Agreement will enure to the benefit of and be binding upon the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns, including successors and assignees of EGLX of Blue Ant by merger, consolidation or transfer of all or substantially all of its assets.

Section 5.7	Entire Agreement

This Agreement contains the entire agreement of the Parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein and each Party acknowledges that, in entering into this Agreement, it is not relying on, and shall have no right or remedy in respect of, any statement, misrepresentation, assurance or warranty (whether of fact or of law and whether made innocently or negligently) of any person other than as expressly set out in this Agreement.

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Section 5.8	Notices

All notices or other communications by the terms hereof required or permitted to be given by one Party to another shall be given to such other Party in accordance with the Purchase Agreement.

Section 5.9	Execution in Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or other means of electronic transmission), each of which will be deemed to be an original, but all of which together will constitute one and the same document.

Section 5.10	Severability

If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. Each of the provisions of this Agreement is hereby declared to be separate and distinct.

Section 5.11	Governing Law and Jurisdiction for Disputes

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to conflict of law principles.

Section 5.12	Third Party Beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and is not the intention of the Parties to confer any third party beneficiary rights and this Agreement does not confer any such rights, upon any Person.

Section 5.13	Remedies

Each Party agrees that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by a Party, the other Party will be entitled to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach or threatened breach of this Agreement but will be in addition to all other remedies available at law or in equity.

Section 5.14	Time of Essence.

Time shall be of the essence of this Agreement.

[Remainder of page intentionally blank. Signature page follows.]

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IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement on the date first above written.

ENTHUSIAST GAMING HOLDINGS INC.

By:

Authorized Signing Officer

BLUE ANT MEDIA INC.

By:

Authorized Signing Officer

(Signature Page for Nomination Agreement)

EXHIBIT 7.2(F)(VII) – FORM OF PROMISSORY NOTE

Vendor Take Back Promissory Note

This Promissory Note (“Note”) is made as of ●, 2020 by and between Blue Ant Media Solutions Inc. (the “Seller”) and Enthusiast Gaming Holdings Inc. (the “Purchaser”).

WHEREAS, reference is made to the Share Purchase Agreement dated as of [●], 2020 (the “Purchase Agreement”) by and among the Seller, as seller, the Purchaser, as purchaser, under which the Purchaser has agreed to purchase all the issued and outstanding shares in the capital of Omnia Media Inc. (the “Target”) from the Seller

WHEREAS, under the Purchase Agreement, the Purchaser has agreed to issue in favour of the Seller an unsecured promissory note in the principal amount of $5,750,000 representing a portion of the purchase price payable to the Seller under the Purchase Agreement;

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Promise to Pay.

Subject to the terms and conditions hereof, the Purchaser hereby acknowledges itself indebted to the Seller and promises to pay to the order of the Seller the principal amount of five million and seventy hundred and fifty dollars ($5,750,000) (the “Principal Amount”) in lawful money of Canada.

2.	Interest

The outstanding Principal Amount shall bear interest at the rate of nine per cent (9%) per annum, which will accrue and compound on an annual basis and be payable at the Maturity Date (defined below).

3.	Method of Payment.

Principal due hereunder shall be paid to the Seller in lawful money of Canada in immediately available funds by wire transfer (in accordance with the wire transfer instructions noted below) or such other account as the Seller may direct the Purchaser by notice in writing delivered at least ten (10) Business Days prior to the date the relevant payment is due.

Seller	Bank Wire Information
Blue Ant Media Solutions Inc.	[Wire Information To Be Inserted]

4.	Term and Repayment.

The term of this Note shall commence on the date of this Note and shall continue up to and including the third anniversary of the date of this Note, being ●, 2023 (the “Maturity Date”). The Purchaser shall permanently repay any portion of the unpaid balance of the Principal Amount outstanding in full on the Maturity Date, provided however, that if:

(a)	the Purchaser prepays the full amount of Principal Amount and any accrued interest within 12 months from the date of this Note, the total amount payable to the Seller under this Note shall be equal to 95% of the Principal Amount plus accrued interest up to the date of payment; or

(b)	the Purchaser prepays the full amount of Principal Amount and any accrued interest following the date that 12 months from the date of this Note but before the date that is 24 months from the date of this Note, the total amount payable to the Seller under this Note shall be equal to 97% of the Principal Amount plus accrued interest up to the date of payment.

5.	Prepayment.

The Purchaser may at any time, and from time to time, prepay all or any portion of the unpaid balance of the Principal Amount outstanding without bonus or penalty.

6.	Events of Default.

The outstanding Principal Amount shall immediately become due and payable without notice or demand upon the occurrence of any of the following events of default (each, an “Event of Default”):

(a)       If the Purchaser fails to pay any Principal Amount when due and payable hereunder and such failure continues for five (5) days following the date such payment is due.

(b)       If the Purchaser fails to pay interest when due and payable hereunder and such failure continues for thirty business days following the date such payment is due.

(c)       If the Purchaser commences any application, proceeding or other action under any laws relating to bankruptcy, insolvency, reorganization, winding-up, dissolution or other analogous laws, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, proposal, winding-up, liquidation, dissolution, or other relief with respect to it or its debts, including, without limitation, that the Purchaser files a proposal or a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) or a plan of arrangement under the

Companies’ Creditors Arrangement Act (Canada) or if the Purchaser makes a general assignment for the benefit of its creditors.

(d)       If there is commenced against the Purchaser any application, proceeding or other action of a nature referred to in subsection (a) directly above which results in the entry of an order for any such relief which has not been vacated, dismissed, stayed or bonded pending appeal within thirty (30) days from the entry thereof.

(e)       If a receiver, interim receiver, receiver and manager, trustee, or other similar official is appointed over all or any material part of the assets of the Purchaser which has not been vacated, dismissed, stayed or bonded pending appeal within thirty (30) days from the entry thereof.

(f)       If there is commenced against the Purchaser any application, proceeding or other action seeking issuance of a writ of seizure and sale, execution, garnishment, or similar process against all or any material part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, stayed or bonded pending appeal within thirty (30) days from the entry thereof.

7.	Waivers.

The Purchaser hereby waives presentment, protest, notice of protest, notice of non-payment, notice of dishonour and any and all other notices or demands relative to this Note.

8.	Assignment.

Neither the Purchaser nor the Seller shall in any manner whatsoever assign this Note or any obligations or benefits hereunder, in whole or in part, without the prior written consent of the other party; provided that nothing herein shall prevent or restrict the Seller from pledging this Note otherwise granting security in this Note to any lender of the Seller or its affiliates as security under a loan agreement or credit facility.

9.	Amendments.

This Note may only be amended, amended and restated or otherwise modified by an agreement in writing signed by the Seller and the Purchaser.

10.	Waiver.

No waiver by the Seller of any of the provisions hereof is effective unless explicitly set forth in writing and signed by the Seller. No waiver by the Seller will operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Note will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

11.	Successors and Assigns.

This Note is binding upon the Purchaser and its successors and permitted assigns and shall enure to the benefit of the Seller and its successors (including successors by way of amalgamation, merger, sale of substantially all assets or similar transaction) and permitted assigns. The Seller may assign this Note to an affiliate of the Seller without the consent of the Purchaser.

12.	Survival.

For greater certainty, the Purchaser’s obligations under this Note shall survive until the Principal Amount have been repaid in full.

13.	Notices.

All notices and other communications provided for hereunder shall be in writing and be delivered by the method and to the addressees noted in the Purchase Agreement.

14.	Further Assurances.

The Purchaser shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

15.	Severability.

If any term or provision of this Note is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction.

16.	Business Day.

All references in this Note to “Business Day” means a day of the week other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of Ontario.

17.	Defined Terms.

All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

18.	Governing Law.

All matters arising out of or relating to this Note are governed by and construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable in that Province without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or any other jurisdiction).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first above written.

ENTHUSIAST GAMING HOLDINGS INC.

By:
Name:
Title:

(Signature page to Vendor Take Back Note)